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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Exel plc

*CURRENT ADDRESS Ocean House
The Ring
Blacknell, RG12 1AN
U.K

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 34655 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: MAC
DATE : 5/1/02

Exel Annual Report 2000

supply chain solutions for a changing world

AR/S
12-31-00



Contents

- Turnover and operating profits from continuing operations ahead 24% and 15% respectively
- Customer response to merger very positive – over £300m of new business wins in 2000
- Post merger integration will exceed predicted savings of £15m pa
- Net debt reduced by £26.1m – interest cover 13 times

Year to 31 December	**2000 £m**	1999 £m	% Change
Turnover – continuing operations	**4,333**	3,490	24.2
Operating profit – continuing operations [1]	**212.6**	184.7	15.1
Operating profit – discontinued operations [1]	**(6.3)**	34.4	–
Net interest	**(15.7)**	(17.2)	8.7
Profit before tax [1]	**190.6**	201.9	(5.6)
Basic earnings per share [1]	**41.2p**	44.4p	(7.2)
Dividend per share	**20.7p**	19.55p	5.9

[1] before goodwill and exceptional items

"I am pleased to report that Exel has made good progress in 2000 with sound growth in turnover, profits and cash generation. Merger integration is well advanced and on plan. Particularly pleasing is our ability to make over £300m of contract wins in a year of merger.

The inflow of good contract wins has remained strong during the first two months of 2001 and, despite short term uncertainties, we remain confident about the prospects for the Group."

John Allan
Chief Executive


2000 4,333
1999 3,490
Turnover continuing operations (£m)


2000 212.6
1999 184.7
Operating profit continuing operations (£m)


2000 41.2
1999 44.4
Basic earnings per share (p)


2000 6.80 20.7
1999 6.35 19.55
Dividend per share (p)

☐ interim dividend per share

☐ total dividend per share for the year

Integrated

In response to customer requirements, Exel creates solutions that can encompass an entire supply chain. Exel's services range from design and consulting through multi-modal freight management, warehousing and distribution to integrated information management and e-commerce support, delivered on a local, regional or global basis.

I am pleased to report that Exel has made considerable progress in integrating its activities and at the same time delivered sound growth in both turnover and profits.

The merger of Ocean Group plc and Exel plc, announced in February 2000, was finalised in May. Major disposals by both businesses facilitated the merger of the two groups. In November 1999, the then NFC plc sold its Allied Pickfords business and, in February 2000, Ocean Group disposed of Cory Towage. These transactions caused short term earnings dilution when looking at year on year comparisons, but were strategically important and realised £301m of cash. Subsequently, the merger of Ocean and former Exel has created a stronger group, better positioned to grow faster than the original two companies would have done on their own.

Initial results have been very encouraging and the new Group has continued to grow during 2000. Turnover on continuing operations increased by 24% to £4,333m and operating profit on the same basis increased by 15% to £212.6m. The impact of the dilution can be seen in the underlying earnings per share which decreased by 7%, to 41.2p. I am pleased to confirm that the Board will be recommending a final dividend of 13.9p per share, making 20.7p for the full year, an increase of 6%.

Since the merger was announced the new Group has steadily taken shape under the leadership of John Allan. A new organisation structure has been successfully implemented with minimal loss of key personnel. The integration of the two groups' head office organisations has been completed. Across the world the new operational structure, focused on Exel's core logistics markets of technology, consumer, retail, healthcare, chemical and automotive, has continued to maintain good growth. The new Exel brand, launched at the interim results announcement in July, has been well received in the market place and is now being progressively rolled out around the world.

After the merger Exel reviewed its combined portfolio of businesses. The Group decided to sell its loss making French chilled food network business, Exel Froid, which had been performing poorly for some time. Exel has made significant progress in securing new contract wins and retaining existing business. Volume growth in freight management has been strong and we have continued to make progress developing our seafreight activities. In addition, targeted acquisitions and new start-ups have strengthened our global position with additional facilities and value added services.

The Board of Exel represents a blend of skills and experience from both the merged companies. On completion of the merger I was appointed Chairman, and Nigel Rich, formerly Chairman, Ocean Group plc became Deputy Chairman. The former Ocean Group plc Directors were joined by Bruce Edwards, David Finch, Bob Lake and Mike Parish, former Exel executive directors, and Sir William Wells, Fritz Ternofsky and myself, former Exel non-executive Directors. Sir John Guinness retired from the Board in March. Towards the end of the year, Mike Parish left the Group after 20 years' service with NFC and Exel and Bob Lake, a director for five years, retired from the Board at the end of the year. Bob will continue to provide advice to the Group in a consultancy role. On behalf of Exel I would like to express our thanks for their considerable contributions throughout their many years of service to the two companies. I am delighted to welcome Mick Fountain, Exel's Chief Executive of Global Technology and Freight Management, and Ian Smith, Group Commercial Director, to the Board following their appointments on 1 March 2001.

Customer focus and high service levels are only achieved through the consistent performance and dedication of the Group's employees. The merger of former Exel and Ocean Group operations could only have been achieved with the support and application of all of our 56,700 employees worldwide. I would like to thank all of them for the contribution they have made to the integration and to the results we achieved in 2000.



John Devaney
Chairman
2 March 2001





Designing, implementing, managing and innovating
Integrated services take many forms. In delivering concepts, Exel has a proven track record of designing tailored supply chain solutions, implementing and managing them and finding innovative developments through a culture of continuous improvement.

Exel and Pepsi-Cola General Bottlers
Another aspect of integrated service is the ability to bring together a range of supply chain services to meet a customer's unique needs. In the US, Exel has brought together the multi-modal transportation and logistics skills of Exel, Mark VII and MSAS's seafreight services to create a raw materials handling solution for Pepsi-Cola General Bottlers.



Truly global

With over 55,000 employees working in more than 1,300 locations in over 120 countries on six continents, Exel is well placed to deliver its solutions to customers wherever they want to be. Through a process of continuous improvement, Exel transfers best practice across the globe, enabling customers to benefit from its international experience.

Exel performed well in 2000 during a period of considerable activity for the Group. The merger of Ocean Group and the former Exel was completed in May and the integration of the two businesses is now well advanced. The programme of major strategic disposals, which facilitated the merger and subsequently streamlined the portfolio of operations, is substantially complete.

Exel is now focused on logistics activities, which make up 98% of group turnover. The strategy of the business will be to grow these activities through organic growth and targeted acquisitions, leveraging the Group's strong balance sheet.

Customer response to the merger has been very positive and the Group has continued to win new business and maintain a strong rate of renewals. As a result, performance for the year was good and the Group is well positioned going forward.

Group results
On continuing operations, turnover was up 24% at £4,333m (up 23% at constant exchange rates) and operating profit advanced £27.9m, or 15%, to £212.6m (up 14% at constant exchange rates).

Logistics turnover was up 24.6% to £4,232m and operating profit increased 18.1% to £163.7m. Excluding the impact of acquisitions made in 1999 and 2000, organic growth in turnover was 14.2% and in operating profit was 10.4%.

Environmental turnover increased by £7.6m to £100.5m with operating profit up £1.3m to £15.4m. These results include Parkhill, acquired in September 1999, without which turnover and profit would have been broadly unchanged.

The results and comparisons with the previous year have been materially impacted by the strategic sales of Allied Pickfords in 1999 and Cory Towage and Exel Froid in 2000. Together, these contributed a loss of £6.3m in 2000 and a profit of £34.4m in 1999, thereby adversely impacting year on year operating profit growth by £40.7m. Profit before tax, goodwill and exceptional items was £190.6m (1999: £201.9m) and earnings per share on the same basis was 41.2p (1999: 44.4p).

A more detailed review of the year is included in the Operating review on pages 9 to 15.

Integration and customer response
The integration of the two businesses is well advanced. A feature of the merger was the complementary fit between the contract logistics operations of former Exel and the freight management activities of Ocean Group. The Group has been able to integrate the two businesses quickly. The key objective of the merger was to create greater sales opportunities with the strong joint customer base which includes over 70% of the world's 250 largest quoted non-financial companies.

Customer response to the merger has been very positive, underlined by over £300m of new business wins, a high rate of contract renewals and strong volume performance in freight management. Exel's international airfreight growth – at 16%, of which 14% was organic – comfortably exceeded overall market growth. Seafreight revenue increased by 44%, of which 28% was organic. Globally, the Group continues to strengthen its position with many leading customers and is already seeing some of the benefits of cross-selling the combined services of the new Group.



John Allan
Chief Executive



Exel and Maxtor
Over the last few years Exel has developed a strong partnership with Maxtor, a leading manufacturer of data storage devices. Exel provides a global service for Maxtor, moving components and products seamlessly around its supply chain, optimising availability and minimising inventory exposures. In an industry where speed to market is vital, Exel ensures that products reach their destinations on time.

Continuing logistics turnover by geography
1 Europe 51%
2 Americas 35%
3 Asia Pacific 14%


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3
2

Developing in new geographies
As a truly global organisation, Exel is continually developing to meet the needs of customers everywhere. Exel has participated in a joint venture to service Opel, expanding an existing relationship with parent General Motors in the US. Exel recently acquired Werthmann+Köster in Germany, the company works closely with suppliers to Volkswagen. This enhances a strong relationship with the VW Group in Spain and Mexico.

Consistent in service and capabilities

Exel's people provide the benchmark in reliability, design, implementation and management of tailored supply chain solutions using a well developed and unique set of tools and processes called The Exel Way. This globally consistent methodology is designed to achieve operational excellence by equipping the business with consistent tools and techniques to support customer needs and create an environment for innovation.

A subsidiary objective of the merger was the creation of cost savings, particularly from head office and purchasing synergies and from the elimination of duplicated operational overheads. The forecast savings of £15m per annum are on track and will be fully in place by the end of 2001. During the course of the integration programme, additional savings of £10m per annum were identified, most of which will be delivered by the end of 2001. There will be an additional related charge of £15m taken during the first half of the year.

Strategic progress

Exel has a clear, customer driven strategy which is a natural development of the pre-merger objectives of both Ocean and former Exel. The strategic plan has three key drivers – Customer Focus, Global Coverage and Integrated Capability. During 2000, Exel made significant progress in all three of these areas which together create a capability that is competitively advantaged.

Exel's prime focus is on developing additional business with existing customers through the design, implementation and management of supply chain solutions which create value for the customer. Recent acquisitions in Germany and Asia Pacific have strengthened Exel's capability in providing focused industry solutions. The Group continues to invest in the development of global account management and global processes to meet customer needs.

Exel's global coverage has been further strengthened. The Group has opened contract logistics operations in nine more countries and recent acquisitions around the world have developed a stronger presence in a further five. Exel now has contract logistics operations in 31 countries accounting for 84% of world GDP. Combined with the extensive freight management footprint that covers over 120 countries around the world, Exel now has an unrivalled global capability.

Integrated capability is of ever growing importance to customers. Exel's supply chain solutions continue to require greater information content and IT capability. IT spend is now in excess of £120m per annum and a clear IT strategy focuses on the progressive deployment of consistent software applications globally, further enhancement of Exel's integration skills and the creation of global visibility for inventory and freight movements. In this context the continued roll out of SCI – Supply Chain Integrator, Exel's proprietary system – which offers supply chain visibility at a line item level, has created an important competitive advantage.

Prospects

There is well documented evidence of slowdown in certain economies and markets around the world which is impacting some of our customers and competitors. Against this background, Exel has experienced a slowdown in growth amongst a number of our customers, particularly in the technology sector and in the US, but it is too early to judge the overall trends compared with the first half of 2000.

We believe the resilience of Exel's business model will be demonstrated in the event of a more prolonged slowdown. In addition, we have identified a number of initiatives to reduce costs and improve productivity, including the additional integration savings referred to above.

We are encouraged by the continued strong flow of new contract wins and, while these will not have a material impact on results in 2001, they significantly improve medium term prospects. They also underline the strength of the combined capabilities of the business resulting from the merger.

Despite short term uncertainties, we remain confident about the prospects for the Group.

John Allan
Chief Executive
2 March 2001



Continuous improvement
Rhodia Chirex is an expert in the field of chiral chemistry. Exel's involvement at Chirex's UK plant has helped the company to reduce raw material inventory levels by 15% and increase staff productivity by 25%. Approximately 92% of samples are produced and delivered to the laboratory within 24 hours of raw materials arriving on site. Most importantly, material deliveries to the plant have been 100% accurate.

Consistently good service
Simple things like accurate stock picking and inventory management can make a big difference to customer service and performance reliability. In the past three years, Exel's multi-user healthcare site in the UK has seen capacity double to meet demand. Driven by the availability of specialist services, seamless information flow, bespoke IT systems and order processing, picking and delivery, the site now works with 35 leading pharmaceutical companies.



Building partnerships

Exel works in collaboration with its customers to improve supply chain effectiveness. Exel's partnership approach allows customers to concentrate on their core business and delivers multiple benefits and continuous improvement in increasingly competitive markets, enabling them to stay ahead in a challenging world.

Europe

Overall, European logistics operations performed well in revenue terms. Turnover was up 10% (13% at constant exchange rates) at £2,154m, reflecting good growth in freight management, retail and technology. Profitability declined £1.1m to £84.1m (unchanged at constant exchange rates). Overall, good performance in freight management operations was held back by a mixed performance in contract logistics activities, the cost of an e-commerce initiative and double running costs of the European shared service centre, which together amounted to over £3m.

Freight management activities in Continental Europe showed strong growth across the region, particularly in Germany, Italy and the Nordic region, where growth was supported by increased activity in the telecommunications industries. In the UK, results were somewhat disappointing and a new management team is now in place. Seafreight volumes continued to grow and the Group's European capabilities were strengthened by the 1999 acquisition of Malenstein in the Netherlands. Exel more than doubled its freight management activities in Sweden with the acquisition of Aerocar, completed in February 2000. Since the end of the year, Exel has opened a new freight management operation in Switzerland to exploit further the growth opportunities in the country.

Exel's European contract logistics activities generated good turnover growth but profits were held back by a combination of the e-commerce initiative referred to above, start-up costs and some pricing pressures in retail. Exel coped well with the September fuel crisis and, although there was some turmoil in the UK, it had limited effect on the performance of the businesses and allowed Exel to demonstrate the resilience of its operations at a difficult time.

The consumer business gained new contracts in Spain and France. In Turkey, Exel established a joint venture with Sezginler, a leading consumer products distributor. During the year, retail operations renewed several key UK contracts, including Tesco, Safeway and Sainsbury's, and expanded in Europe with several contract gains. Exel opened a new regional distribution centre for Somerfield in the UK and operations in Spain and Portugal benefited from contract wins with a variety of consumer and retail customers.

The Group has seen some of its established retail customers extend their supply chains into the Asia Pacific region, including a new Boots operation in Taiwan and new business with Marks & Spencer in Asia, providing inbound seafreight services from the UK. Healthcare also made progress, including starting up new operations for Tyco in both the UK and Continental Europe to manage the handling of medical and surgical products.

Exel's automotive businesses had encouraging wins in Europe. In October, Ford awarded Exel and UPS the contract to review the effectiveness of all current inbound logistics processes for production parts and components in Europe. Additional wins included new contracts with DaimlerChrysler and Lear. The division started a joint venture in Hungary with Hungarocamion which won its first major contract, with General Motors, towards the end of the year. Despite volume reductions at Rover Group, UK operations maintained revenue levels, largely due to increased business with Nissan and smaller improvements elsewhere. A new contract win with Bridgestone, which includes a new facility at a purpose built supply park in Rugby, was won in 2000 and will start to benefit trading in 2001. Just after the year end, Exel acquired Werthmann+Köster, a German logistics business which strengthens Exel's position with the VW Group and provides access to the important growth markets in central Europe.

Unilever and Exel in Brazil
Exel has partnered with Unilever to provide a unique solution to their supply chain needs in Brazil. Based in 8 locations, including an 80,000m[2] master logistics centre, the new facilities will handle around 150 million cases of products every year.



Ford, Exel and UPS
Exel and UPS Logistics Group Europe have formed an alliance to review the effectiveness of all current inbound logistics processes for production parts and components for Ford in Europe. This alliance will provide Ford with market leading supply chain support across all its European plants.

Innovative

Exel continues to develop leading edge solutions that streamline operations and improve control over the supply chain. Exel's comprehensive range of innovative solutions encompasses the complete supply chain from inbound logistics to home delivery, harnessing the latest technologies to create the optimum result.

Exel's technology businesses generated strong revenue growth, principally due to contract growth with existing customers, although volumes slowed during the last quarter of the year, particularly in December. New business wins included contracts with Xerox and Apple and Exel opened several new sites, including a facility for Ericsson. In addition, Exel was appointed as global lead logistics provider to a world leading technology business which has involved the Group in developing extensive activities in Europe and it is now part way through rolling out a global vendor hub programme. European operations are also set to benefit from other global wins secured with several US multinationals.

In Exel's other European based activities, Tradeteam generated further productivity improvements and delivered consistent performance year on year. The business added Gales, JD Wetherspoon, SFI Group and Shepherd Neame to its customer base, in addition to extending its contract with Bass Brewers for a further five years to 2010. Exel's international mail and courier businesses made good progress with profit growth year on year. Exel's operations in Germany showed improvements year on year, driven by restructuring initiatives and better underlying trading.

Within Europe, turnover from operations in the UK and Ireland was up 6% at £1,399.4m and operating profits were down 1% at £70.8m.

Americas

Exel's performance in the Americas was good. Turnover advanced 53% to £1,495.3m (44% at constant exchange rates) and operating profits were ahead 43% at £56.3m (36% at constant exchange rates). After adjusting for the impact of the Mark VII acquisition, turnover was 20% ahead and profits 19% ahead. Margins were lower year on year, principally reflecting the full year impact of the lower margin Mark VII business.

Overall, freight management activity in the Americas remained strong, driven by increased import activities, particularly from Asia Pacific, and strong growth in both international and domestic airfreight volumes. Canada and Mexico showed good growth. Domestic US airfreight activity grew strongly year on year, reflecting an exceptional performance at North American Logistics, formerly Skyking. Exel has continued to win new business and renewed contracts with a wide range of major airfreight customers, including Agilent, Compaq, GE, Hewlett Packard, NCR and National Semiconductor. The demand for integrated freight management and contract logistics services has been strong and the business has won a number of contracts with international customers, including Motorola SPS (Semiconductor Products Sector) and Maxtor.

Mark VII, the inter-modal rail/truck broking business acquired in 1999, achieved its pre-acquisition profit targets. During the year Mark VII won business with several companies including Coors and Georgia Pacific. In the last quarter, new contract wins with Pepsi-Cola General Bottlers (linked with Exel's seafreight and contract logistics activities) and Eastman Chemical (through Exel's chemical sector) underlined the additional growth opportunities created by the synergies within Exel's North American operations.



Tradeteam

A unique solution
Tradeteam is Exel's specialist business serving the drinks industry. It provides a unique and innovative solution to the increasing logistics demands of the rapidly changing brewing industry. Combining a single point of order and technology enabled delivery, Tradeteam provides a streamlined and responsive service for customers.

State of the art IT package
Working for Lear, one of the world's largest automotive suppliers, Exel manages the inbound sequencing of electrical wiring harnesses at its site in France. Exel pioneered a sequencing systems package that ensures the correct wiring harness is correctly placed on the production line. With the wiring harness being a key early component in assembly, improved accuracy results in significant time and cost savings.

Increased efficiency through innovation
Exel has developed and deployed a leading edge service that provides major cost benefits to the customer and also benefits the environment. Exel's Managed Transportation Service optimises a customer's transport network in its entirety and offers practical management solutions to reduce costs and increase efficiencies. The system is proving to be a blueprint for the future, with impressive potential forecast savings and reduced journeys.



Improving customer effectiveness through customised solutions

Exel rejects the one-size-fits-all approach to the supply chain. Instead, services are tailored to meet the individual needs of customers. This approach is supported by close collaboration throughout implementation and operation to ensure the customer has the best solution to meet the supply chain demands of its market place.

Overall, contract logistics activities continued to make progress with good performance in the automotive, consumer and technology sectors offsetting some weaknesses in other areas. Consumer activities across the Americas were strengthened by contract wins and improved volumes from many existing customers. Exel commissioned new facilities in Brazil, specifically designed for Unilever, the largest consumer goods company in the country. Exel Direct was adversely impacted by the decision of a large retail customer to withdraw from the white goods market, together with poor performance by several other smaller retail clients. These will be somewhat offset by several wins towards the end of the year, including a contract with Williams-Sonoma. Retail activities in the Americas showed good revenue growth off a small base, reflecting the full year impact of contracts won in 1999 and new business in 2000. Overall, chemical revenues remained steady although profits were adversely affected by increased systems costs.

Automotive operations in the Americas performed strongly, with contract wins from DaimlerChrysler and Goodyear supplemented by volume increases from Exel's activities in Mexico and a renewal of a major contract with General Motors. Growth in after-market services was also encouraging, with new business from DaimlerChrysler and Visteon in several locations.

Technology activities in the US advanced well on the back of new contract wins with customers such as Compaq and Motorola. Exel strengthened its existing freight management relationship with Maxtor with a new contract for US logistics activities. Good volume growth in the first half reduced in the second half as several customers experienced slowdowns in their expected growth rates. There is still a strong trend to outsource in the sector as product life cycles shorten and customers continue to focus on product development and marketing.

Asia Pacific

Exel's Asia Pacific operations performed strongly across the region. Turnover was up 27% (21% at constant exchange rates) to £583.0m and operating profits showed excellent growth, up 65% (63% at constant exchange rates) to £23.3m. Operations in the region benefited from increased demand for contract logistics activities, complementing its traditional strengths in freight management. As a result, the regional account teams have been strengthened to focus on developing relationships with key customers, as part of the strategy to develop a fully integrated supply chain management business.

Although the technology sector remains the largest for the Asian operations, the Group is seeing increasing business with Exel's international clients from consumer, retail and healthcare. Exel won new contracts with a wide range of customers, including Agilent, Apple, Boots, Compaq, Dell, Ericsson, Hewlett Packard, Lucent and Nokia.

Focused multi-user facilities
To serve the specific needs of the healthcare sector, Exel has developed a series of multi-user facilities in the UK, Netherlands, Spain, Australia and New Zealand. Dedicated to providing full service capability, the facilities include clean room environments and secure and chilled storage units.

Focus on global service
Working closely with one of the world's leading technology specialists, Exel has produced a unique solution to match the demands of global manufacturing. Backed by Exel's SCI (Supply Chain Integrator) software, multiple inbound vendor hubs are being established around the world to ensure millions of components reach their final destinations on time every day.



Value added services
Exel's innovative supply chain solutions move beyond traditional logistics and transportation services, adding value to products and services and increasing effectiveness throughout the process. Solutions range from pre-sales and after-sales activities to configuration, order processing and call centre management. In many cases, through a seamless and collaborative relationship with customers, Exel's people represent the customers' brands, delivering directly to the end user.

Leveraging its strong presence in the region, Exel's operations have been able to secure valuable airfreight space at peak times, maintaining its high levels of customer service. In particular there were excellent performances in Hong Kong, Singapore, Taiwan, Japan and Korea, where airfreight and contract logistics activities grew strongly. Exel's activities in Malaysia also made significant progress in Kuala Lumpur and Exel opened a new 15,000m^2 logistics hub in Penang towards the end of the year. Australia performed particularly strongly in the second half and the acquisition in December of the Total Logistics Company, a healthcare specialist, will add to an already strongly developing contract logistics platform.

Environmental

Cory Environmental performed satisfactorily with profits ahead £1.3m to £15.4m. However, before the impact of Parkhill, acquired in 1999, profits were broadly unchanged.

The landfill business maintained performance against a backdrop of soft landfill prices in the Midlands and some capacity rationing at Mucking whilst the Group waits for the results of the public inquiry into its extension. A new landfill facility at Himley, near Dudley, was opened in October. The site, which is consented and licensed to accept a wide range of waste types, has a total void capacity of approximately 4 million m^3 and is strategically located close to the M5 and M6. Planning applications for two new facilities are in progress.

The municipal services business produced generally sound results. A new contract for collection of refuse and recyclables and street cleansing in Milton Keynes commenced in October and since the year end the Group has renewed a seven year service contract with Rutland County Council and extended a municipal service contract in the Wear Valley.



Single source solution for hi-tech sector
Exel provides inventory management and pre and after sales logistics in a multi-user, integrated service centre. Totally customer focused, the site has evolved to include configuration, assembly, audit testing and pre-installation. Other services include specialist installation and de-installation teams, a logistics call centre and leading technological solutions.



In-store logistics
Working in conjunction with Symbol technologies and several leading high street retailers, Exel has developed hand held systems to support in-store logistics activities. Overnight, Exel replenishes the shelves of retailers more efficiently and with greater inventory accuracy than previously achieved.

Exel's logistics businesses today

Exel is a global leader in supply chain management providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel employs over 55,000 people in more than 1,300 locations in over 120 countries. Exel's customers include over 70% of the world's 250 largest quoted non-financial companies.


1
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3
4
5
6
7


1
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3

Turnover by industry

1 Consumer	21%
2 Retail	16%
3 Healthcare	4%
4 Technology	27%
5 Chemical	7%
6 Automotive	7%
7 Other	18%

Turnover by geography

1 Europe	51%
2 Americas	35%
3 Asia Pacific	14%



Europe
£2,154m turnover
£84.1m operating profit
34,900 employees



Americas
£1,495m turnover
£56.3m operating profit
14,100 employees



Asia Pacific
£583m turnover
£23.3m operating profit
6,000 employees

The Exel Way is the globally consistent combination of two comprehensive business processes for business delivery and developing operational excellence. Common behaviours and enabling tools support both processes. The Exel Way is designed to achieve specific objectives for customers, employees, shareholders and the environment.

The objectives are to:

- add value to our customers' businesses;
- provide a working environment that is challenging and rewarding for employees;
- deliver shareholder value by aligning the business achievements with strategic goals; and
- ensure efficient use of resources to benefit the environment.



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4

1 Customers
2 Employees
3 Shareholders
4 Environment



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3
4

1 Design
2 Implement
3 Manage
4 Innovate

History of Exel plc

Prior to the merger, former Exel and the Ocean Group shared a history of growth fuelled by innovation and excellence in operations. The merger brought together two organisations with a common mission and complementary strengths, creating an integrated global customer focused service provider. Some of the significant recent events in the Group's history include:

1994 John Allan appointed Chief Executive of Ocean Group plc.

1995 Tradeteam established with Bass Brewers to serve the UK drinks industry.

Acquisition of Cedes Logistica Group, Spanish automotive specialist

1997 Sale of OIL, offshore support business for £326m. Acquisition of Marken, a premium express courier business and the Waste Company, a UK local authority waste disposal company.

1998 Acquisitions of Intexo a European gateway logistics company, Skyking, US domestic airfreight forwarder and A W Fenton, a US customs broker and Mercury, a specialist logistics company.

Acquisition of the Walsh Western Group in Ireland, UK and Holland and Monros Logistica, Spanish logistics specialist.

1999 Launch of the MSAS Global Logistics brand, and the acquisitions of Mark VII, a US multi-modal transportation logistics company, Parkhill Reclamation, Malenstein, a Dutch based seafreight forwarder and the announcement of the acquisition of Aerocar Spedition AB.

Sale of Allied Pickfords for $400m in cash, together with $25m of preferred stock and a 19.9% equity interest in Allied Worldwide Group, the new combined moving services business.

2000

Feb Launch of Exel, the new global brand for NFC's operations and the change of name to Exel plc.

Sale of Cory Towage for £83m.

Announcement of the proposed merger.

May Merger completed.

Introduction of a new management structure under John Allan, Chief Executive of the combined Group.

July Global launch of the new Exel brand.

Oct Exel wins European logistics contract with Ford Europe.

Disposal of Exel Froid, loss-making French network chilled food distribution business.

Dec Acquisition of Total Logistics Company in Asia Pacific.

The value of Exel's experience is enhanced by an industry focused approach to the supply chain that delivers unparalleled business and market expertise, creates opportunities for resource sharing and facilitates the efficient transfer of business practices. Exel operates within the following key industry sectors:



Consumer

Led by major multi-national companies, the consumer sector puts significant demands on supply chain management to ensure that their products are distributed efficiently throughout their extensive customer base. Often consumer contracts involve managing large multi-site warehousing operations and include various value added services, including break-bulk handling, re-packaging, multi-modal freight management and reverse logistics (dealing with returns and excess inventories). New concepts brought in from other sectors, such as in-plant services, logistics campuses and freight consolidation and transport optimisation services are creating further opportunities to develop one of the largest sectors of the supply chain marketplace.

In the consumer sector Exel works with 18 of the top 20 global consumer companies, providing a wide range of supply chain solutions at regional and global level. Recent contract wins have strengthened Exel's position and will be taking the Group's operations into Argentina, Brazil, Taiwan and Chile.

Through supply chain design, logistics operations management and integrating distribution and transportation capabilities, Exel is helping consumer products manufacturers streamline operations, share data with their customers and enter new markets.


MARKS &
SPENCER

Retail

The retail sector has driven the creation of efficient supply chains. Retailers have focused on actively establishing strong domestic capabilities to meet objectives of improved product availability, delivered to the shelf in a just-in-time and cost effective way. Increasingly retailers are now extending into managing their global inbound supply chains from point of origin – wherever it happens to be around the world – to their domestic markets, thus providing a fully integrated end-to-end supply chain.

For Exel, significant new opportunities exist to transfer such best practice in supply chain management and business improvement processes to new markets. Further opportunities exist with customers who are targeting expansion into new growth markets around the world and want to do so with partners with global scale.

Exel has services covering the entire retail supply chain including management of international inbound freight, import consolidation services, managed transport services, distribution centres, in-store logistics and specialised home delivery activities. These services provide a focused solution for retailers seeking to increase satisfaction, focus assets on their core business, enter new markets or expand through the use of new channels to market.


130 ml SYRINGE

Healthcare

Globalisation and industry consolidation contribute to making the healthcare sector one of the fastest growing in the logistics industry, with an increasing proportion of healthcare products moving internationally. Supply chain management services are seen as a non-core operation for many of the key global leaders whose focus remains on developing and marketing new products and services.

As a result, services such as express and temperature controlled delivery, specialist storage (secure, chilled, clean room conditions etc.), reverse logistics and business management (sales order processing, invoicing, cash collection and accounting) are outsourced to recognised supply chain specialists.

Exel has developed innovative processes to support the needs of the healthcare industry. Today, the Company works with 19 of the top 20 healthcare companies, providing specially designed dedicated and multi-user logistics centres, integrated where necessary with freight consolidation and management capabilities.

Exel has developed the personnel and specialised services this highly regulated industry requires. Product-trained Exel employees act as an extension of the customer's organisation with mechanisms in place to ensure the highest standards of performance.



Chemical

Supply chain management plays an important role in the chemical sector where proven high quality services can reduce costs and ensure that critical operations are performed safely and efficiently. Services are provided inside and outside customer facilities. Dedicated equipment and resources, focused on individual customer needs, ensure that the right solution is provided to get the job done.

The demand for these high quality services has continued to grow in recent years as large national and multi-national chemical companies have outsourced a significant portion of their supply chain requirements.

Exel's supply chain solutions for producers of chemical and petroleum-related products leverage its core logistics and transportation capabilities to reduce costs in the supply chain, ensure safety and environmental compliance and improve resource utilisation.

Exel's customers benefit from years of dedication to safety, operational excellence and total customer satisfaction. In addition, the Company's global transportation capabilities allow efficient management of the entire distribution process, including international transportation and customs management.



Automotive

The automotive sector leads the development of many industry wide solutions, including systems communications (e.g. EDI and other open system protocols) and integrated design and manufacturing developments. Logistics is no exception and the main vehicle manufacturers are looking for leaner, more efficient supply chains to support new model development and shorter product life cycles.

Exel's integrated solutions are critical for success in the automotive market which continues to outsource an ever increasing share of its logistics needs. Operating from more than 90 locations in ten countries, Exel's automotive sector works for more than 60 customers in the industry.

A recent acquisition in Germany plus a joint venture in Hungary have extended Exel's geographic capabilities, strengthened relationships with existing customers and created opportunities with others.

Exel provides a range of supply chain solutions for the automotive industry that extend from manufacturing support to parts distribution to vehicle marketing, including in-bound and after-sales operations to vehicle manufacturers and their suppliers. Exel pioneered and now operates supplier parks for automotive customers ensuring timely and cost effective delivery to the production line.



Technology

Companies in the technology sector have some of the most complex supply chain requirements of any industry, due to the high value, rapid obsolescence and complexity of their products. Outsourcing global supply chain services is now standard in the technology sector and Exel leads the market in providing customer tailored solutions.

Exel has responded to the needs of technology manufacturers by developing a full range of value-added services that reduce cycle times and improve performance. These include providing inbound logistics to production facilities, including vendor hubs, turnkey production of hardware and software kits, integrated warehousing and transportation, product delivery and installation (including reverse logistics if required) and aftermarket parts distribution and service.

Many leading technology manufacturers also rely on Exel to provide freight management services, including international and domestic airfreight and integrated track and trace services. Exel's freight management capabilities ensure products are moved in the most efficient way.

Exel is a single source solutions provider, from manufacturer to end customer, streamlining operations, minimising complexity and eliminating unnecessary activities.



A truly global solution

Challenge
Over the past few years, the emergence of global brands has accelerated the need to evolve consistent worldwide systems and processes to support them. In many cases, best practice is taken from one market to another and is the starting point for a global lead logistics platform.

Within the automotive industry, the same underlying construction is now used in different countries as the basis for many vehicle variants.

Volkswagen introduced a platform in 1998 which is now used on nearly 70% of its worldwide production, including the Golf, Bora, Audi A3 and Beetle. Providing logistics services to support the manufacture of these vehicles across several continents requires a company with true global strategies.

Solution
Exel developed an all-encompassing supply chain solution for Volkswagen and its global suppliers. Initially addressing the challenge in Spain, Exel designed a supply chain process incorporating the needs of all companies supplying raw materials to the local plant. The solution is totally customer focused, built around 'just in time' scheduling and 100% sequenced delivery to the assembly line.

The success of the Spanish model convinced VW to transfer the process to its production site in Mexico, where the same solution has been implemented and 1,380 cars are produced every day.


ISOTRAK
Kensington
Westminster
Hammersmith
Chelsea

Innovation

Challenge
Exel is a leading force in the development of innovative supply chain solutions to resolve industry problems. Throughout the 1990s, there was a growth in demand for significant transport efficiency. Today, transport efficiency has become a key component in devising logistics solutions, partly driven by environmental concerns, plus rising fuel prices, road congestion and the need to use inventories effectively.

Leading these trends, the UK retail market has looked to its supply chain partners to deliver improvements. With road freight costs becoming a more significant part of retail and consumer activities, this has become a vital component of the supply chain.

Solution
Exel has developed a unique Managed Transportation Service package specifically to provide a solution to the challenge of transport effectiveness. Using sophisticated scheduling software and integrated in-cab satellite monitoring systems, an entire fleet can be organised to deliver a faultless delivery service.

Breakdowns, traffic jams, time over-runs and other disruptions to normal service are factored in to day to day operations to ensure that service levels are maintained, vehicle utilisation optimised – in many instances by radically reducing the number of vehicles required – truly minimising the costs and environmental impact.



Customer focused

Challenge
Many companies or sectors require specific tailored solutions to meet their needs. Time critical delivery systems, temperature controlled and secure storage, product inspection, packaging and certification all create the need for an industry wide logistics solution.

Solution
Customer focus is one of the key pillars of Exel's growth strategy and this has been demonstrated by the utilisation of specialist supply chain service hubs for the healthcare industry that provide tailor made solutions within a multi-user facility.

The Cherwell centre is one of the most advanced and specialised of its kind, providing a full complement of services for healthcare companies but remaining customer focused to meet the individual needs of the 35 customers involved at the site.

Cherwell offers a range of specialist services, including a biotech unit, a controlled drug store, clinical trial facilities and repackaging, all monitored by a bespoke IT system to ensure continual tracking of products. The site is recognised for operational excellence, capacity has doubled to meet demand in the past three years and picking accuracy currently stands at an average of 99.93%.



Integrated

Challenge
The movement of goods across long distances has always been an important component of the supply chain and this has never been truer than in today's technology sector. Hi-tech products have shorter and shorter shelf lives and speed to market is critical for their success.

Managing these demands requires integrated skills – an understanding of combining air and seafreight and contract logistics – and the ability to bring these services together, providing visibility and reliability for the customer, often on a global scale.

Solution
Exel has established itself as one of the leading logistics businesses serving this sector. Exel has combined management expertise *in freight and contract logistics to* create truly integrated supply chains that can be supported worldwide for companies such as Hitachi, Maxtor and many others.

Supply Chain Integrator or SCI, the software package that provides global visibility of customer inventories as they move around the world, is now included as part of Exel's successful supply chain solutions. With support from tools such as SCI, Exel is able to optimise distribution to ensure products reach their destinations at the right time and right price.



Value added services

Challenge
Where does the supply chain begin and end? For some customers, there is no visible start or finish, especially as global companies are increasingly focusing on the critical success factors of business that enable them to maintain a market edge and stay ahead of the competition.

Manufacturing or assembly activities within the technology sector are often outsourced to keep the business streamlined and flexible, especially as product lifespans are decreasing with alarming speed.

Managing these processes is often a challenge – the number of suppliers can fluctuate and product quality has to remain constant as the customer's reputation is on the line.

Solution
Exel has developed a strong reputation as partner of choice for these activities. Light manufacturing, assembly activities or call centre services are incorporated into Exels distribution centres or warehouses. At the Unisys plant in the UK, Exel has developed a flexible approach, which allows some activities, including assembly operations or compiling product kits, to be carried out at the last minute.

Exel can manage country specific configuration to supply large or diverse geographic areas such as Europe or Asia. Solutions are available to ensure that value added services reduce product wastage and minimise inventories. In addition, Exel can operate call centres and be the public face of a customer, producing a seamless supply chain operation.

Merger accounts

Following the merger of Ocean Group plc with the former Exel plc, the accounts have been prepared under merger accounting principles as set out in FRS 6, Acquisitions and Mergers. Under these principles, the results and cash flows of the former Ocean and former Exel businesses have been combined from the beginning of the financial year in which the merger occurred, i.e. the financial year to 31 December 2000, and for the previous year. The profit and loss account, balance sheet and cash flow comparative amounts have been restated and adjustments have been made to achieve consistency of accounting policies.

The only significant difference between the accounting policies of the two businesses was in respect of the revaluation of property fixed assets. Prior to the merger, the former Exel's policy was to revalue freehold and long leasehold land and buildings to existing use value. Following the merger, all land and buildings are carried in the balance sheet at historical cost less any impairment. The impact of this adjustment on the balance sheet at 30 April 2000 (the nearest practicable date to the merger) is a reduction of £54.6m in tangible assets and shareholders' funds. In the year ended 31 December 2000, the depreciation charge has been reduced and operating profit increased by £0.4m (1999: £0.5m).

Accounting standards

During the year, the group adopted FRS 15, Tangible fixed assets, the impact of which on the Group's accounts was not material. The Group has also implemented UITF 24, Accounting for start-up costs, which has necessitated a change in accounting policy. Previously, such costs, which were agreed with the customer and generated incremental revenue streams in the early years of the contract, were included in prepayments and subsequently written off against the related revenue. In accordance with UITF 24, however, these costs are now accounted for on a basis consistent with the accounting treatment of similar costs incurred as part of the Group's on-going activities. The impact of this change has been to reduce prepayments by £25.1m, tax provisions and creditors by £7.8m, minority interests by £8.0m and reserves by £9.3m as at 31 December 1999, all as prior year adjustments, and operating profit has been increased in the year by £1.9m (1999: £2.6m).

Group turnover and operating profit

Group turnover was up 3% to £4,387m (1999:£4,263m). This comparison is materially affected by the impact of business disposals in 1999 (Allied Pickfords) and 2000 (Cory Towage and Exel Froid) and the acquisition of Mark VII in 1999. On continuing operations, turnover was up 24% at £4,333m (1999: £3,490m) or 23% at constant exchange rates.

Operating profit was £191.9m (1999: £201.2m). This comparison is affected by the impact of disposals in 1999 and 2000, acquisitions in 1999, an increase in goodwill amortisation and exceptional operating costs. Operating profit on continuing operations before goodwill and exceptional items increased by 15% to £212.6m (1999: £184.7m) or 14% at constant exchange rates.

Turnover on Logistics continuing businesses was up 25% to £4,232m (1999: £3,397m) and operating profit before goodwill and exceptional items increased by 18% to £163.7m (1999: £138.6m). Excluding the impact of acquisitions made in 1999 and 2000, organic growth in turnover was 14% and in operating profit was 10%. Organic growth was strongest in Asia Pacific, where turnover increased by 27% (21% at constant exchange rates). In the Americas, turnover, including Mark VII, acquired in August 1999, rose by 53% (44% at constant exchange rates). Organic growth was 20% in turnover and 19% in operating profit. Turnover growth in Europe was more modest at 10% (13% at constant exchange rates), 8% excluding the impact of acquisitions. Profitability in Europe remained broadly unchanged at £84.1m (1999: £85.2m).

Environmental turnover increased by £7.6m to £100.5m (1999: £92.9m), with operating profits up £1.3m to £15.4m (1999: £14.1m). These figures include Parkhill, acquired in September 1999, without which turnover and profits would have been broadly unchanged.



David Finch
Group Finance Director

Group operating margin on continuing operations decreased by 0.4% to 4.9%, principally reflecting the full year impact of the Mark VII acquisition completed in August 1999. Underlying margins on overall freight management and contract logistics activities remained broadly level, albeit with variations between geographic markets.

Interest cost and Cover

Interest costs decreased by £1.5m to £15.7m (1999: £17.2m). Interest cover, excluding exceptional items was 13 times or, if the pension credit is excluded, 11 times.

Profit before tax and Earnings per share

The results and comparisons with the previous year have been materially affected by the disposals of Allied Pickfords in 1999 and Cory Towage and Exel Froid in 2000. Together, these contributed a loss of £6.3m in 2000, compared with a profit of £34.4m in 1999, thereby adversely impacting operating profits by £40.7m. Profit before tax, goodwill and exceptional items was £190.6m (1999: £201.9m) and earnings per share on the same basis was 41.2p (1999: 44.4p). The effective tax rate for 2000 improved to 31.5% (1999: 32.6%).

The net exceptional charge in 2000 totalled £90.9m, consisting of merger related costs of £80.9m and the loss of £60.0m on the disposal of Exel Froid, offset by the gain of £20.6m on the sale of Cory Towage and the profit of £29.4 on the disposals of fixed assets, including the sale of property at Paddington. Goodwill amortisation of £14.4m was £6.8m higher than last year, largely arising from the full year effect of the Mark VII acquisition. As a result, profit before tax was £85.3m. In 1999, there was a net exceptional gain of £81.2m, which included the sale of Allied Pickfords, resulting in profit before tax of £275.5m. Basic earnings per share was 5.9p (1999: 70.4p).

Merger costs and Integration

The total costs of the merger were £80.9m and comprised transaction costs of £30.0m (being largely professional fees and stamp duty), reorganisation costs following the merger of £29.9m (principally costs of merging corporate offices, eliminating operating overlaps, systems expenditure and co-ordination and communication of the merger and the new brand), and costs of £21.0m relating to the early vesting of former Exel share schemes. Benefits under these schemes became exercisable at the time of the merger and these costs reflect awards to employees.

The integration of the two businesses has proceeded well and the forecast annual benefits of £15m by the end of 2001 from the reorganisation costs following the merger of £29.9m will be realised. During the last few months, several other initiatives have been launched to generate further savings. An exceptional charge of £15m will be taken during the first half of 2001 in respect of these costs.

Dividend

The Board is recommending a final dividend of 13.9p per share payable on 15 May 2001 to shareholders on the register at the close of business on 23 March 2001. This gives a total dividend for the year of 20.7p per share (1999: 19.55p per share), an increase of 5.9%. The dividend is covered 2.0 times by earnings before goodwill and exceptional items. A dividend re-investment programme is available and details of this are outlined on page 72.

Cash flow and Debt

Net cash inflow from operating activities prior to reorganisation costs improved by £45.4m to £258.2m (1999: £212.8m). Working capital remained broadly unchanged despite the increase in turnover.

Capital expenditure of £146.6m was £1.7m more than last year and included significant expenditure of £22m on two Logistics facilities in the United Kingdom and one in Malaysia. As in 1999, proceeds of £42.1m (1999: £56.3m) from sales of fixed assets significantly offset the Group's capital expenditure. Disposals of businesses raised £68.4m of cash, principally Cory Towage (£80.3m) and Exel Froid (an outflow of £11.9m), offset by expenditure of £54.2m on acquisitions, £17.1m of which was on new acquisitions (principally Aerocar and TLC) and £37.1m was on deferred consideration for acquisitions in earlier years. Net cashflow before financing activities was £20.3m, which contributed to net debt being reduced by £26.1m to £175.9m at the year end (1999: £202.0m).

Pensions

The group's two main UK pension funds, the Exel Retirement Plan and the Ocean Nestor Pension Scheme, were revalued as at 31 March 2000 by external consulting actuaries. The valuations showed that the surpluses had increased since the previous valuations in 1997 (Exel) and 1998 (Ocean). As a result, the Group continued to benefit from employer cash contributions holidays together with a pensions credit in the profit and loss account of £33.5m (1999: £32.0m). It is expected that the pensions surpluses will be sufficient to continue the employer contributions holidays for the foreseeable future and to maintain the credit in the Group's profit and loss account at a similar level to that of 2000 until the full application of FRS 17, Retirement benefits, in the Group's accounts in 2003.

Treasury risk management
The Group operates a centralised treasury function in accordance with Board approved objectives, policies and procedures. The treasury function manages the Group's funding and day-to-day liquidity together with the foreign exchange and interest rate exposures and banking counterparty risks. These are the principal financial risks to which the Group is exposed. The treasury function is managed as a cost centre and does not engage in speculative trading. It is responsible for managing the Group's banking relationships.

Exchange rate management
Exel hedges its principal overseas investments (including unamortised goodwill) with a combination of borrowings and forward foreign exchange contracts in order to protect the sterling values of such investments against fluctuations in exchange rates. In addition, spot and forward foreign currency transactions are used to hedge transactional exposures. The impact of exchange rate movements on the translation of foreign currency profits is not hedged. (The Ocean Group carried out some hedging up to 18 months in advance.) A one cent change in the US dollar/sterling exchange rate would have had an impact of £0.3m on profit before tax for the year and a one cent change in the euro/sterling exchange rate would have had an impact of £0.1m on profit before tax.

Interest rate management
The strategy for interest rate management is to maintain a mix of fixed and floating rate borrowings which takes into account both the expected lives of assets employed and the length of contracts with the Group's customers. Interest cover is currently 13 times. If this was reduced significantly, the proportion of fixed rate borrowings would be increased. The risk is managed using a combination of term fixed debt and, where appropriate, financial instruments such as interest rate swaps, forward rate agreements, caps, floors and collars.

Credit risk management
The strategy for credit risk management is to set minimum credit rating standards for counterparties and monitor these on a regular basis. The policy limits the aggregate credit and settlement risk the Group may have with any one counterparty. For all regular treasury transactions, the minimum rating is Moody's A1 long term or its equivalent. In certain countries in which the Group operates, the sovereign risk rating is lower than A1 and therefore the domestic bank rating is also lower. In these locations, practical measures to minimise exposures are used.

Liquidity and funding management
The Group's funding strategy is to have, as a minimum, committed facilities in place to fund regular cashflows and also modest one-off financing requirements for at least the next 12 months. The Group's principal committed facilities are a syndicated multi-currency five year revolving loan facility for £675m and $375m from the US Private Placement market. The syndicated facility, completed in December 2000, was undrawn at the year end. The remaining committed borrowings are relatively small and the majority of them are secured against assets, mainly property. The Group also maintains various uncommitted funding facilities to meet short term funding requirements. During the year, the Group has complied with all of its debt covenants.

David Finch
Group Finance Director
2 March 2001

Since the merger, the Group has initiated a review of a number of policies of the two businesses in order to determine the appropriate practices for the merged company. The Group's policies on a wide range of social, employment, community, ethical and environmental issues are being developed, building on each business' acknowledgement of its responsibilities in these areas.

Community

Exel believes strongly in the importance of being a good corporate citizen. Working in close partnership with employees, retired staff and business partners, the Company is committed to investing funds and resources to build a better future for the communities in which it operates. Exel currently delivers this strategy through The Exel Foundation, the P H Holt Charitable Trust and the Cory Environmental Trusts. In addition, the P H Holt Benevolent Fund provides support and development opportunities to Exel's employees and retired staff.

Motability: The Exel and Motability Lessons for Life Challenge achieved its target of raising £250,000 through wide and varied fund-raising initiatives. This funding provided scholarships to enable 500 young disabled people to learn to drive and provide them with independence and access to further education and employment. This partnership has been extended to incorporate Employment Opportunities, an organisation which aims to assist young disabled people into full time employment.

Educational initiatives: Exel views investment in the education and development of young people as being fundamental to society's future. The P H Holt Charitable Trust and Benevolent Fund continue to provide funding to give both disadvantaged young people and Exel employees the opportunity to benefit from the Outward Bound experience.

The establishment of Education Business Partnerships is planned for the major sites in the UK. A very successful pilot partnership has been created between the corporate office in Milton Keynes and Water Hall Combined School in Bletchley. This partnership has resulted in Exel receiving a community award from Volunteer Connections.

Programmes such as Young Enterprise, Partners in Leadership and Time to Read are actively encouraged. Improving educational facilities in areas within its global network is viewed as a challenge for Exel and scholarships have already been granted to young people in South Africa, India and China.

In support of this strategy, grants have also been made to the National Autistic Society, The Princess Royal Trust for Carers, The Berkshire Community Foundation, the Milton Keynes Safety Centre and The Prince's Trust.

Matched giving: Exel supports the work of its employees, retired staff and shareholders by matching the funds they raise for their chosen charities, which amounted to £100,000 during 2000.

Community partnership programme: Exel appreciates the voluntary work of employees for their personally selected charities or community organisations and acknowledges their efforts by providing grants to the organisations they support. In 2000, grants totalled £62,000.

Retired Staff Associations: The Exel RSA network of 69 branches provides support and social activities to Exel pensioners in the UK in conjunction with the 200 volunteer visitors.

Cory Environmental Trusts: The work carried out through the growing number of Cory Environmental Trusts continued through 2000. The Trusts have been supported by the Company and are funded through the Landfill Tax Credit Scheme. Cory Environmental Trust in Lincoln City, formed during 2000, became the eleventh such body to be established in the last four years.

Cory Environmental Trust in Colchester funded a series of environmental and amenity improvements at the Abberton reservoir and Fingringhoe Wick nature reserve, in conjunction with the Essex Wildlife Trust. The Grays Town Wharf improvements won a Green Flag Parks Award.

The Gloucestershire Environmental Trust has awarded more than 100 grants totalling £2 million since its creation in 1997. Last year saw the opening of the Cory Centre, an educational centre for the local community, at Gloucester's National Waterways Museum.

Cory has supported Waste Watch, the national charity that aims to improve public awareness of waste and environmental issues, in the development of its 'Schools Waste Action Club' initiative throughout Essex and the London Borough of Bexley. Over 100 schools have participated in the Essex and Bexley programmes, which aim to increase awareness of the importance of recycling and reducing waste. Cory also supported Waste Watch's 'Three R's for the Third Sector' project, which assists charities in setting up recycling schemes and developing environmentally responsible purchasing policies.

With assistance from Cory, Trees for London achieved its aim of planting 20,000 trees in London during 2000.

Site Liaison Groups have continued to play an important role in ensuring the involvement of local residents in the management and development of Cory's sites.

Employment

The Group's employees are key to achieving its business strategy and enhancing shareholder value. The Company is committed to improving its employees' skills and maintaining a culture in which they feel involved and valued, free from prejudice and discrimination.
Exel recognises the paramount importance of safety, health and welfare to all employees in the successful conduct of its business. It is Company policy to provide and maintain safe and healthy working conditions, equipment and systems of work for all employees and to provide such information, instruction, training and supervision as may be required for this purpose.

Environment

Exel recognises its responsibility to play a positive role in the community by minimising the adverse impact of its activities on the environment and by supporting local activities.

The Company drew up its Environmental Policy statement in 1991. Following the merger, this has been reviewed and is shown below. It is a general statement of principles which directs each business within the Group to adopt and comply with an environmental policy appropriate for its particular activity.

Environmental policy statement: Exel recognises its responsibility to minimise any adverse impact of its activities on the environment in which it operates. In particular, the Group aims to:

- support the principle of sustainable development in the interest of its employees, customers, business partners, shareholders and the community at large;
- comply with all applicable statutory requirements;
- continually assess and, where possible, improve the environmental performance of its operations;
- take environmental considerations into account in its investment decisions;
- support and encourage environmental initiatives in the community;
- conserve energy and minimise waste in its operations;
- promote a wider understanding of environmental issues among its employees and shareholders;
- ensure that its businesses adopt an environmental policy appropriate to their particular activity within this framework.

Environmental policy in action: The Group places considerable focus on energy consumption, the efficient use of vehicles, on reducing the impact of harmful emissions and on recycling packaging and waste products. It is Company policy to use ultra low sulphur diesel and to fit continuously regenerating particulate traps on a progressive basis. Air management equipment is installed on owned vehicles to improve fuel consumption.The Managed Transportation System developed and adopted in the UK ensures that scheduling is more efficient, improves loading and reduces the number of vehicles on the road.

It is UK government policy to encourage the use of environmentally friendly inter-modal transport and, during the year, the Company received funding of £2.1m from the Strategic Rail Authority to undertake research into the development of a new multiple unit freight train. Exel has formed a joint venture with Amec Rail and Isotrak with the objective of introducing high speed rail equipment which can handle varying freight volumes more effectively.

The Group's logistics operations have a good environmental record. Exel's automotive business has obtained ISO 14001 registration, the internationally recognised, independently assessed Environmental Management Standard, at a number of key sites in the UK.

In the US, Exel was recently accepted into the American Chemistry Council's Responsible Care® program as a Partner Company. Exel is among the first global third party logistics organisations accepted into this exclusive program, which is designed to help the chemical industry and those who are involved with its products and processes improve their performance in health, safety and environmental quality.

Cory Environmental has set up an internal Environmental Review Group, with the task of putting in place environmental management systems for Cory's operations over the next two years and gaining ISO 14001 certification. By involving all employees, the environmental performance of Cory's activities and operations will be further enhanced.

Cory has continued to research and implement options that reduce environmental impacts. Over the past fifteen years, Cory's use of the River Thames to transport London's waste has avoided the production of a significant quantity of carbon dioxide by reducing the number of heavy goods vehicle movements within London by 100,000 each year.

The new fleet purchased for the Milton Keynes contract has reduced the number of vehicles necessary by collecting refuse and recyclable material at the same time. The vehicles use tyres made from recycled rubber and run on ultra-low sulphur diesel. Environmental performance is enhanced by using 'Eminox' diesel catalysts, reducing oxides of nitrogen and particle emissions.

Gas produced from refuse in Cory's landfill sites was used to generate 75,000 MWh of green energy, up from 48,000 MWh in 1998. The amount of waste recycled by Cory continued to grow during 2000. More than 113,000 tonnes of household, commercial and industrial waste was recycled, compared to 95,000 tonnes in 1999 and 69,000 tonnes in 1998. Cory supports the development of new markets for recycled materials through the Landfill Tax Credit Scheme, particularly in London and Essex.

Executive Directors



John Allan
Chief Executive



John Coghlan
Deputy Chief Executive



Bruce Edwards
Chief Executive, Consumer, Retail, Healthcare – Americas



David Finch
Group Finance Director



Mick Fountain
Chief Executive, Technology and Global Freight Management – Americas/Europe



David Riddle
Chief Executive, Cory Environmental



Ian Smith
Group Commercial Director

John Allan
Chief Executive
Appointed Chief Executive of Ocean Group in September 1994. Previously a Director of BET plc. Non-executive Director of Wolseley plc. Age 52.

John Coghlan
Deputy Chief Executive
Joined Ocean Group in October 1995 as Finance Director. He was appointed Deputy Chief Executive on the completion of the merger. Previously Director – Financial Services of Tomkins plc. Age 42.

Bruce Edwards
Chief Executive, Consumer, Retail, Healthcare – Americas
Joined Exel Logistics Americas in 1986 and was appointed Chief Executive Officer, Exel Logistics Americas in 1995. Appointed to the Board of former Exel plc in December 1999. Age 45.

David Finch
Group Finance Director
Joined the Board of former Exel plc in October 1995 as Chief Financial Officer and was appointed Group Finance Director on the completion of the merger. Previously Director of Planning and acting Finance Director of Novar plc (formerly Caradon plc). Age 44.

Mick Fountain
Chief Executive, Technology and Global Freight Management Americas/Europe
Appointed a Director in March 2001. He began his career in 1969 at LEP Air Services, before moving to Jardine Air Cargo which was acquired by Ocean Group in 1986. In 1992, he became Vice President of the Export Division of MSAS and then President & CEO of the Americas and subsequently also Japan, Korea and the South Pacific. He moved to his current position on completion of the merger. Age 47.

David Riddle
Chief Executive, Cory Environmental
Joined Ocean Group in 1971 and appointed a Director in 1994. Non-executive Director of Environmental Services Association Ltd and Newcastle War Risks Indemnity Association Ltd. Age 55.

Ian Smith
Group Commercial Director
Joined Ocean Group in May 1998 as Group Commercial Director and was appointed to the Board in March 2001. He heads the Strategy, Mergers and Acquisitions and E-commerce Departments and has line responsibility for the Automotive and Mail & Express Divisions. Previously Managing Director of Monitor Company Europe, a strategy consulting firm. He is a member of the Competitiveness Council, a small group that advises Stephen Byers, Trade and Industry Secretary, on industrial policy. Age 47.

Non-executive Directors



John Devaney
Chairman



Nigel Rich CBE
Deputy Chairman



Jean-Claude Guez



Tony Isaac



John Loudon



Fritz Ternofsky



Sir William Wells

John Devaney
Chairman
Appointed Chairman in May 2000 having served on the Board of former Exel plc as a non-executive Director since September 1996. Previously a non-executive Director of HSBC Bank plc, British Steel plc, Eastern Electricity plc and The Energy Group. Currently Chairman of CSL Ltd and of BizzEnergy Ltd, a Director of Genient Ltd, an internet technology company, and Chairman of The Gerrard Energy Venture Fund. Age 54.

Nigel Rich CBE
Deputy Chairman
Appointed a Director of Ocean Group in January 1997 and Chairman in April 1997. He was appointed Deputy Chairman of the Company on completion of the merger. Non-executive Director of Hamptons Group Ltd, of which he is Chairman, Granada plc, Harvey Nichols Group plc and Pacific Assets Trust plc. Age 55.

Jean-Claude Guez
Appointed to the Board of Ocean Group in February 2000. Part-time Senior Management Advisor with Accenture (formerly Andersen Consulting), having previously been a Consultant at Accenture for over 33 years, where he became a Partner in 1979 and a Managing Director of the Travel and Transportation Industry consulting activities in Europe in 1991. Since 1998, he has been a Partner in Rocket Ventures, a group of Information Technology Venture Capital Funds in Silicon Valley. Age 57.

Tony Isaac
Appointed a Director of Ocean Group in February 1997. Chief Executive of The BOC Group plc and non-executive Director of International Power plc. Before joining BOC, he was Finance Director of Arjo Wiggins Appleton plc, which he joined shortly before the demerger from BAT Industries plc in 1990. Age 59.

John Loudon
Appointed to the Board of Ocean Group in 1992. Previously a Managing Director of N M Rothschild & Sons Ltd. Non-executive Director of Derby Trust plc, The Brockbank Group plc, Heineken NV, XL Capital Inc., Caneminster Ltd and Simon Murray & Co Ltd. Age 65.

Fritz Ternofsky
Non-executive Director of former Exel plc since October 1998. Member of the Supervisory Board of Compass Germany and non-executive Director of Care UK plc and of First Start Childrens' Nurseries Ltd. Former Director of Compass Group plc and non-executive Chairman of Premier Hotels plc. Age 57.

Sir William Wells
Non-executive Director of former Exel plc since February 1996. President of Chesterton International plc, a non-executive Director of Pearl Group Limited, AMP (UK) Holdings Limited, NPI Limited, Norwich & Peterborough Building Society and Regional Chairman of the NHS Executive, South East. Age 60.

Board and Committees
Details of Board and Committee functions can be found in the Corporate Governance report on pages 34 and 35.

Audit Committee
A E Isaac (Chairman), N M S Rich, F L R Ternofsky

Nominations Committee
J F Devaney (Chairman), J M Allan, N M S Rich

Remuneration Committee
Sir William Wells (Chairman), J-C Guez, J Loudon, N M S Rich

Executive Board
J M Allan (Chairman), J B Coghlan, B A Edwards, D J Finch, G S Fish, M P Fountain, C K Lee, V McDonald, I R Smith, C B Stephens, S J Vollebregt

Sir John Guinness resigned as a Director of the Company on 31 March 2000. Jean-Claude Guez was appointed to the Board on 1 February 2000. John Devaney, Bruce Edwards, David Finch, Bob Lake, Mike Parish, Fritz Ternofsky and Sir William Wells were appointed to the Board on 3 May 2000. Mr Lake and Mr Parish subsequently resigned as Directors on 31 December 2000. Mick Fountain and Ian Smith were appointed to the Board on 1 March 2001.

John Allan and John Loudon retire from the Board by rotation under the provisions of Article 86 of the Company's Articles of Association and, being eligible, offer themselves for re-election. John Devaney, Bruce Edwards, David Finch, Mick Fountain, Ian Smith, Fritz Ternofsky and Sir William Wells retire from the Board by rotation under the provisions of Article 85 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

The Directors submit their report and the accounts for the year ended 31 December 2000.

Principal activities and business review
The principal activities of the Group and a review of the performance of the businesses in 2000 and of likely future developments are set out on pages 5 to 27.

Merger and change of company name
The merger with former Exel plc was declared wholly unconditional on 4 May 2000. The merger was effected by way of a recommended offer by the Company for all of the issued share capital of former Exel plc for a consideration of 150.8m shares issued upon the completion of the merger. Following the merger, the name of the Company was changed from Ocean Group plc to Exel plc on 26 July 2000 in accordance with the enabling resolution passed at the 2000 Annual General Meeting.

Dividends
The Directors recommend a final dividend of 13.9p per share for the year ended 31 December 2000 (1999: second interim, 13.2p) making a total for the year of 20.7p per share (1999: 19.55p). Subject to shareholders approving this recommendation at the 2001 Annual General Meeting, the dividend will be paid on 15 May 2001 to shareholders on the register at the close of business on 23 March 2001.

Share schemes
The Company encourages employee share ownership as it helps to align the interests of employees and shareholders. Participation in the Company's share option schemes has increased significantly in recent years. Under the Company's UK and Overseas Executive Share Option Schemes 1994, options were granted to certain senior employees over a total of 728,801 shares on 20 March 2000 at a price of 1230p per share and over a total of 1,755,385 shares on 1 August 2000 at a price of 1120.5p per share. Subject to the fulfilment of the specified performance criteria, these options will become exercisable from 20 March 2003 and 1 August 2003 respectively. During 2000, provisional awards over 312,103 shares were made under the Company's Long Term Incentive Plan to a number of senior executives, including the current executive Directors. In addition, under the Company's Savings Related Share Option Scheme 1992, options over 1,407,333 shares were granted to employees on 28 September 2000 at a price of 943.5p per share. In normal circumstances, these options will become exercisable from 1 December 2003. Fuller details of the Company's various share schemes are set out in the Remuneration report on pages 36 and 37.

At the 2001 Annual General Meeting, shareholders will be asked to approve a new share option scheme for the Company's most senior executives. A full explanation of the proposal is set out in the separate circular sent to shareholders with this report.

Major interests in shares
At 1 March 2001, the Company had been advised of the following notifiable interest in its shares:

	Shares held	% issued share capital
FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries	9,612,702	3.23

Special business at the Annual General Meeting
At the Annual General Meeting to be held on 26 April 2001, resolutions will be proposed to renew for a further year the Directors' general authority to allot unissued shares of the Company and to allot shares for cash free from the pre-emption restrictions set out in the Companies Act 1985. In addition, a resolution will be proposed to renew the authority for the Company to purchase its own shares. No such purchase has been made during 2000. The authorities will expire on the date of the 2002 Annual General Meeting. Resolutions to approve the new Executive Share Option Scheme referred to above and to amend the limits on the number of share options that may be granted under the Company's share schemes will also be proposed.

Employment of disabled persons
The Group's policy is to give disabled persons fair consideration for all types of vacancies and to provide them with equal opportunities for training, career development and promotion in line with their skills and abilities.

Employee participation
The Group is committed to the development of a working environment which encourages constructive and flexible forms of employee participation and which offers to employees the opportunity to become involved in matters which affect them. The Company's interim and annual results are communicated to all senior management on a timely basis by e-mail. Processes exist at local level to communicate these results to all employees.

Payment of creditors
It is the Company's practice that payments to suppliers are generally made in accordance with the terms and conditions agreed between the Company and its suppliers, provided that all trading terms and conditions have been complied with. At 31 December 2000, the amount for trade creditors on the balance sheet represented 28 days (1999: 35 days) of average daily purchases for the Group.

Charitable donations
During the year the Group committed charitable donations of £954,000 (1999: £877,000). A full report on the Group's charitable work and community involvement is set out on page 28. There were no political donations.

Auditors
On 17 July 2000, PricewaterhouseCoopers resigned as auditors of the Company and confirmed, in accordance with section 394 of the Companies Act 1985, that there were no circumstances connected with their resignation that should be brought to the notice of shareholders or creditors. Ernst & Young were appointed as auditors of the Company in their place and have indicated their willingness to continue in office. A resolution for their re-appointment will be put to the Annual General Meeting.

Ernst & Young have stated that, during 2001, they are intending to transfer their business to a limited liability partnership, incorporated under the Limited Liability Partnerships Act 2000, to be called Ernst & Young LLP. If this happens, it is the current intention of the Directors to use their statutory powers to treat the appointment of Ernst & Young as extending to Ernst & Young LLP.

Going concern
After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

On behalf of the Board
T Fallowfield, Company Secretary
2 March 2001

Directors' responsibilities

The following statement, which should be read in conjunction with the Auditors' report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit of the Group for the financial year.

The Directors consider that, in preparing the accounts on pages 40 to 71, the Group has used appropriate accounting policies, consistently applied, supported by reasonable and prudent judgements and estimates and that applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them both to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, having prepared the accounts, have requested the Auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Auditors' report to the members of Exel plc

We have audited the accounts on pages 40 to 71 which have been prepared under the historical cost convention and the accounting policies set out on pages 45 and 46.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report. As described on this page, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 34 and 35 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of either the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2000 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young
Registered Auditor
London
2 March 2001

Introduction

The Company is committed to high standards of corporate governance and supports the principles laid down in the Combined Code on Corporate Governance ('the Code'). This statement describes how the principles of the Code are applied and reports on the Company's compliance with the Code's provisions.

The Directors' biographies and the composition of the Audit, Remuneration and Nominations committees are set out on pages 30 and 31. These committees, all of which have written terms of reference, are made up exclusively of independent, non-executive Directors, other than the Chief Executive's membership of the Nominations Committee.

The Board

Comprising five executive and seven non-executive Directors at the year end, the Board is responsible to shareholders for the management of the Group and has a formal schedule of matters reserved for its decision. There is a clear division of responsibilities between the Chairman and the Chief Executive. In the normal course of business, the Board meets eight times a year, with at least one meeting being held away from Head Office at one of the Group's business locations. The meeting in June 2000 was held at Cory Environmental's landfill site at Mucking, Essex and in September the Board met in Atlanta, Georgia and visited the Group's logistics campus there.

The Board has full and timely access to all relevant information to enable it to discharge its duties effectively. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings. The Board determines the strategic direction of the Group, establishes policies and monitors operational performance and internal controls. Items approved by the Board include annual budgets, medium term business plans, financial reporting to shareholders, major acquisitions and disposals, significant capital expenditure and financing proposals. Since the merger, the Board has reviewed the integration of the two companies at each Board meeting. Certain issues are delegated to duly authorised committees of the Board.

All Directors have direct access to the advice and services of the Company Secretary and are able to seek independent professional advice at the Company's expense if required in connection with their duties. The Company Secretary has responsibility for ensuring that Board procedures are followed. The appointment and removal of the Company Secretary is one of the matters reserved for the Board.

The Company has a programme for meeting Directors' training requirements. Newly appointed Directors who do not have previous public company experience at Board level will be provided with relevant training on their role and responsibilities. New non-executive Directors are offered an appropriate induction programme. Subsequent training is available on an on-going basis to meet particular needs.

The non-executive Directors, including the Chairman, are all considered to be independent in the sense outlined in the Code. They bring a wide and varied commercial experience to the Board's deliberations. Nigel Rich, Deputy Chairman, is the senior independent non-executive Director. John Loudon was appointed a non-executive Director of the Company in 1992 and is standing for re-election to the Board at the forthcoming Annual General Meeting. The Nominations Committee is satisfied that he remains independent of management and fully supports his continued membership of the Board.

Board committees

The Executive Board is chaired by the Chief Executive and consists of the executive Directors and the senior executives identified on page 31. It meets nine times a year and its responsibilities include global strategy, international account development, resource management and approval of projects before they are submitted to the plc Board. The Acquisition Review Board meets each month to review potential acquisitions and disposals. In addition, since the merger, the Integration Board has met on a regular basis to review progress of the integration of the two companies.

The Audit Committee meets four times a year. It provides a line of communication between the Board and the Company's external and internal auditors. Its principal functions include ensuring that appropriate financial standards are established and maintained throughout the Group and reviewing the Group's accounting policies, financial control systems and related matters, making recommendations to the Board as and when necessary. The Committee may, as appropriate, meet with the Company's internal and external auditors without the Company's management being present. It keeps under review the scope and results of the audit, as well as the independence and objectivity of the auditors, particularly in the context of the nature and extent of the non-audit services they provide to the Company.

The Remuneration Committee meets at least three times a year. Its responsibilities include setting remuneration policy, ensuring that the remuneration and terms of service of the executive Directors are appropriate and that Directors are fairly rewarded for their individual contribution to the Company's overall performance. It also ensures that the allocation of share options to senior employees and the participation of executives in any long term incentive plan approved by shareholders is on a fair and equitable basis and in accordance with agreed performance criteria. A separate report on Directors' remuneration is included on pages 36 to 39 and forms part of the Company's corporate governance statement.

The Nominations Committee meets as necessary, and at least once a year. Its principal functions are to consider candidates for Board nomination, including determination of the job description and criteria to be met by candidates, re-election to the Board of those Directors retiring by rotation and succession planning at Board level. As required by the Company's Articles of Association, all Directors are subject to election by shareholders at the first opportunity after their appointment and must stand for re-election to the Board at least every three years.

Internal controls

a. Basis for disclosure

Prior to the merger of the former Ocean and Exel groups, each company had been progressing towards compliance with the Guidance on Internal Controls (Turnbull) on a timetable which reflected their respective year end dates. Ocean had put procedures in place by the end of December 1999 to permit disclosure at the end of December 2000 of full compliance with the Guidance throughout the year. Owing to the change in year end from 30 September to 31 December, the former Exel group, which had been intending to report transitional arrangements for 2000, has had to accelerate its establishment of reporting and review procedures by nine months. Whilst embedded risk management and control processes exist in former Exel business units, preparation and review of regular reports to the Board on risk management and internal control have not been carried out and, as a result, those business units have not been fully compliant with the Guidance throughout 2000. However, procedures have now been implemented (and are described below) such that there were on-going processes for identifying, evaluating and managing the significant risks faced by the Company and processes for regular review by the Board of the system of internal control and risk management in place in both businesses at the year end.

b. System of business controls

Internal Control is defined in the Code as 'all controls, including financial, operational and compliance controls and risk management'. The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness, whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board regularly reviews the Group's strategic direction. At the business level, strategic objectives, annual plans and performance targets are set by the executive team and reviewed by the Board in the context of the Group's overall objectives. There is a defined process for identifying, evaluating and managing the significant risks faced by the Group, which (except for the former Exel business units referred to above which were not included in the process until the final quarter of 2000) has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. This process has been approved and reviewed by the Board. It consists of:

- the preparation of a formal risk and control matrix for each level of the Group (operating unit/country/region/Group Centre) which identifies key risks, together with the controls in place to minimise these risks, and the management responsible for operating the controls and for reviewing the proper operation of the controls;
- the establishment of a procedure under which line managers certify that the matrices represent a fair reflection of the risks and controls and provide feedback on the status of the control on a regular basis; and
- the establishment of a regular process of reporting, through line management, any exceptions and issues which are summarised by internal audit and reported to the Chief Executive, the Group Finance Director and the Board.

The accuracy and validity of this process is checked by internal audit. In addition, businesses are subject to:

- a quarterly, comprehensive business review by the executive team;
- independent internal and external audits which focus on areas of greatest risk, which are reported to the executive team and the Audit Committee;
- an extensive budget and target setting process governed by strict timetables and detailed specifications;
- a monthly reporting and forecasting process reviewing performance against agreed objectives;
- appropriate delegated authority levels across the Group which prescribe the limits to which the Group can be committed;
- established financial policies and procedures covering capital expenditure and project appraisal as well as post-project review; and
- other risk management policies and procedures which are designed to meet the needs of the particular business to which they relate. These include health and safety, the environment, legal compliance, quality assurance, risk transfer, insurance and security.

These procedures are then monitored and assessed in a variety of ways, including periodic self-assessment and internal and external independent review.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

- the Board reviews the effectiveness of the risk management process and significant risk issues are discussed;
- the Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings;
- the Board considers financing, investment and treasury decisions concerning the Group, including the giving of guarantees and indemnities; and
- the Board reviews the role of insurance in managing risks across the Group.

At the year end, before producing this statement, the Board reviews the Group and business unit risk matrices and receives a summary report on any major problems that have occurred during the year and how the risks have changed over the period under review. During 2001, steps will continue to be taken to embed risk management further into the operations of the business and to deal with areas of improvement brought to the notice of the Board. Both the former businesses had internal audit departments. After the merger, the Board reviewed the scope of work, authority and resourcing of internal audit. In keeping with the increased size and complexity of the Group, appointments have been made to provide further assurance to the Board that the system of internal control is operating effectively. The Audit Committee, on behalf of the Board, will continue to review the scope of work, authority and resourcing of internal audit on a regular basis.

Relations with shareholders

The Company is committed to maintaining good communications with shareholders. Institutional shareholders and analysts are invited to briefings by the Company immediately after the announcement of the Company's interim and full year results. The content of these briefings is posted on the Company's website so as to be available to all shareholders. There is also a regular dialogue with individual institutional shareholders.

Particular importance is placed on communications with private shareholders, for whom the Annual General Meeting presents an opportunity to meet and question the Directors. Shareholders are invited to submit questions in advance of the meeting. At the Annual General Meeting to be held on 26 April 2001, there will be a display of various aspects of the Group's activities and a business presentation by the Chief Executive. The chairmen of the Audit, Remuneration and Nominations Committees will be available to answer questions. Proxy votes will be announced after each resolution. A detailed explanation of each item of special business to be considered at the Annual General Meeting is included with the Notice of Meeting which will be sent to shareholders at least 20 working days before the meeting.

Information on matters of particular interest to private shareholders is set out on page 72. In addition, the Company's website makes available a wide range of information to all shareholders.

Compliance

The Board considers that, apart from the absence of a regular reporting process to the Board on risk management and internal control within the former Exel business units for part of the year, as referred to above, the Company was in compliance throughout the financial year with the Code's provisions.

Remuneration Committee
The remuneration of all executive Directors and certain other key executives is determined on behalf of the Board by the Remuneration Committee, which consists exclusively of non-executive Directors as listed on page 31. Its functions are summarised in the corporate governance statement on pages 34 and 35. Its constitution and operation comply with the provisions of the Code.

The Committee considers the views of the Chief Executive when reviewing the remuneration of the other executive Directors and senior executives. He does not attend when his own remuneration is discussed.

Remuneration policy
The Remuneration Committee determines the remuneration policy for executive Directors and senior executives. The policy complies with the principles of the Code and is based on the philosophy that pay arrangements should support the Company and its constituent businesses in the achievement of business objectives by attracting and retaining the right calibre of people, motivating individuals and companies towards premium performance, recognising and rewarding individual or business performance and ensuring that pay systems are clear, fair and simple. In setting remuneration levels, the Committee considers data on comparable, progressive companies and determines the Company's position in the market in order to create competitive packages. The role of each remuneration element (base salary, annual incentive, share benefits, retirement benefits) is taken into account in attracting, retaining and motivating the people required. It is considered appropriate that more senior managers should have more of their potential earnings linked to business performance and, therefore, at risk according to their seniority and influence on profit. The Committee takes due regard of general remuneration and employment policy within the Group in addressing pay and benefit issues for Directors and senior executives.

Elements of executive Directors' remuneration
Details of the executive Directors' remuneration, share options and awards under the Long Term Incentive Plan are set out in the following pages. The various remuneration elements are as follows:

a. Base salary
This takes into account the individual's performance and information from independent consultants on the rates of pay in companies of similar complexity and diversity.

b. Annual incentive plan
For executive Directors, bonuses are earned when specified targets based on Group profit before tax ('PBT') are met or exceeded. In 2000, the lower bonus threshold was 25% of base salary for achieving budgeted PBT, rising on a scale to a maximum of 75% for performance exceeding budget. A proportion of bonus is determined against personal performance. Bonuses are not pensionable.

c. Long Term Incentive Plan ('LTIP')
The LTIP was approved by shareholders at the Company's Annual General Meeting held on 30 April 1996. Under the LTIP, participants receive annual provisional awards of shares in the Company and, subject to various performance conditions, are able to take the shares into their own names after four years from the date of grant. Until then, the shares are held in a trust which has an independent trustee. Dividends on the shares are re-invested to acquire further shares which are added to the shares a participant may receive on vesting. The performance conditions relate primarily to total shareholder return, which measures growth in Exel's share price and dividends over the three year period following an award. There is an additional performance condition relating to growth in earnings per share ('EPS'), a long term aim of the Company. The extent to which the award is available to participants will be determined primarily by the Company's total shareholder return in comparison with that of companies in the FTSE Mid 250 Index for the earlier awards and the FTSE Mid 350 Index for the most recent award. The annual awards since 1996 have been of shares with a value of 100% of basic salary and are available in full only if, when all the companies are ranked by total shareholder return, the Company is ranked in the top 10% of companies. 40% of the shares will be available if the Company is ranked in the top 50% of companies. Between these two points, the higher the decile in which the Company is ranked, the greater the number of shares that will be available. No shares will be released if the Company is ranked below the top 50%.

Moreover, no award may be released to a participant if, for the third financial year after the base year, underlying EPS does not exceed the EPS for the base year by at least the percentage increase in the Retail Price Index plus 6% over the same period. In this way, participants will not receive any benefit at all unless EPS has grown in real terms over the same period. In certain compassionate circumstances, participants who leave employment will still be entitled to some benefit at the end of the four year period. However, if they were not in employment for all of the first three years of that period, their benefit will be scaled down to reflect their shorter service.

The Remuneration Committee has considered prevailing market practice and the increasingly international needs of the Company and now proposes to re-introduce share options for the most senior executives, rather than make LTIP awards. The proposal will be put to shareholders at the forthcoming Annual General Meeting and details of the principal terms of the proposed Executive Share Option Scheme are set out in the separate circular sent out to shareholders with this report.

d. Share options
In addition to the above, share ownership is extended by the Savings Related and Executive Share Option Schemes ('SRSOS' and 'ESOS'). The SRSOS is a UK all-employee scheme whilst, under ESOS, certain key employees worldwide have been granted options. The exercise of options granted under the 1994 ESOS will, at the date of exercise, require the underlying EPS to have exceeded the increase in the UK Retail Price Index by 6% over the preceding three year period. This is in contrast to the 1984 ESOS where the exercise of options is not subject to any performance criteria. Options under the 1994 ESOS are granted at the prevailing market price.

The Company has extended ESOS participation significantly, from 49 employees in 1994 to 1150 in 2000, encouraging a greater number of its key business executives around the world to identify themselves with the interests of shareholders and the Company as a whole.

e. Contracts of service
In 1994, the executive Directors agreed, at the Company's request, to reduce the notice period for termination of their service contracts from three to two years. This was without compensation. In December 1999, prior to the merger, it was agreed that, at the end of 2002, the notice period in the service contracts of Mr Allan, Mr Coghlan and Mr Riddle would be reduced further to one year, with one year's liquidated damages

in the event of termination and 21 months' liquidated damages in the event of a change of control. Mr Edwards and Mr Finch have service contracts which can be terminated by the Company by 12 months' notice. If the contract is terminated within 12 months of a change of control, they would be entitled to receive 24 months' liquidated damages. Future executive appointments to the Board are anticipated to have notice periods of 12 months unless, in order to attract external candidates of sufficient calibre, it is considered necessary to offer a longer period initially.

f. Pension arrangements
Mr Allan, Mr Coghlan and Mr Riddle are members of the Ocean Nestor pension scheme and Mr Finch is a member of the Exel Retirement Plan and the Exel Supplementary Pension Scheme. The schemes are funded, Inland Revenue approved, final salary occupational pension schemes. Benefits from all schemes are subject to Inland Revenue limits in any particular case. The main features of the schemes as they apply to Directors are:

	Ocean scheme	Exel schemes
Normal retirement age	60	60
Pension accrual	1/30 of final salary for each year of service	1/30 of final salary for each year of service
Early retirement reduction	2% pa for each year under age 60	4% pa for each year under age 60
Ill health pension	Projected pension without reduction	Projected pension without reduction
Life assurance	4x salary	4x salary
Spouse/dependant pension	Payable on death	Payable on death
Pension increases	Lower of RPI or 5%	Lower of RPI or 5%

Mr Finch's pension is achieved through a combination of the Exel Retirement Plan and the Exel Supplementary Pension Scheme. Under the terms of his service contract, Mr Finch does not pay contributions to the Plan; instead the Company pays the contribution on his behalf.

Mr Allan, Mr Coghlan and Mr Finch have pensions which are restricted by the Inland Revenue earnings cap and additional pension provision is by way of defined contributions (shown in the table of Directors' remuneration) to their funded unapproved retirement benefit schemes. Mr Riddle is not affected by the earnings cap.

Mr Edwards is a member of the Exel Inc retirement programmes which are defined contribution plans. US legislation in respect of qualified retirement plans provides that a maximum of US$170,000 of salary can be used to calculate the employer's contributions towards the programme. The maximum contribution to a defined contribution plan is US$30,000 per annum, of which the employee's maximum contribution is US$10,500 per annum. US benefits for directors of Exel Inc are accordingly financed through a qualified plan and a non-qualified plan, to which contributions are paid in excess of the limits. Mr Edwards' benefits provide for an overall employee's contribution of up to 10% of remuneration, to be matched 50% by the employer. The employer's contribution is shown in the table of Directors' remuneration.

Mr Edwards also participates in a discretionary profit share arrangement as part of the retirement programmes which limits the amount paid to US$4,250 per individual.

External directorships
The Company recognises that its Directors may be invited to hold non-executive directorships of other companies and that this experience is likely to benefit the Company through the additional knowledge and exposure gained. Executive Directors are allowed, with the prior approval of the Chairman, to hold one non-executive post, provided that it is not with a competitor company and that there are no actual or potential conflicts of interest. A second post may be held by the Chief Executive or, if within five years of normal retirement age, by any executive Director. Executive Directors may retain their fees.

Non-executive Directors' remuneration
The Board as a whole determines the level for fees for the non-executive Directors, after taking advice on market comparatives. The present level of fees was set on 1 July 2000. Non-executive Directors are usually appointed for an initial three year term and thereafter for further periods of three years as appropriate, but they do not have service contracts.

Directors' remuneration
The following table and notes show the Directors' total remuneration for the year:

	Salary £000	Bonus £000	Benefits £000	Pension £000	2000 Total £000	1999 Total £000
Executive Directors						
J M Allan	425	126	13	117	681	580
J B Coghlan	262	70	3	48	383	341
B A Edwards*	229	69	4	12	314	18
D J Finch*	256	71	46	48	421	388
R D Lake*	328	293	75	16	712	529
M R Parish*	192	46	8	–	246	10
D E Riddle	170	54	6	–	230	212
Non-executive Directors						
J F Devaney*	106	–	–	–	106	22
J-C Guez	24	–	–	–	24	–
Sir John Guinness	8	–	–	–	8	24
A E Isaac	31	–	–	–	31	26
J Loudon	28	–	–	–	28	29
N M S Rich	84	–	–	–	84	116
F L R Ternofsky*	26	–	–	–	26	23
Sir William Wells*	28	–	–	–	28	23
Directors who left the Board before the start of the financial year	–	–	–	–	–	14
Total	2,197	729	155	241	3,322	2,355

Notes
1. Mr Guez was appointed a non-executive Director on 1 February 2000.

2. Sir John Guinness resigned as a Director on 31 March 2000.

3. Mr Lake and Mr Parish resigned as Directors on 31 December 2000 and are entitled to termination related payments of US$1.9m and £560,000 respectively. Mr Lake will provide consultancy to the Company for a period of 12 months at a fee of US$150,000.

4. The remuneration of each of the Directors with an asterisk against their names consists of amounts earned as Directors of former Exel prior to the merger and as Directors of the Company since the merger. Their post merger remuneration was:

	Salary £000	Bonus £000	Benefits £000	Pension £000	Total £000
B A Edwards	150	45	3	8	206
D J Finch	180	46	30	33	289
R D Lake	214	97	8	10	329
M R Parish	135	30	5	–	170

The post merger fees of the Chairman and non-executive Directors were; Mr Devaney £99,000; Mr Ternofsky £18,000; Sir William Wells £21,000.

5. Pensions contributions were to funded unapproved retirement benefit schemes.

6. During the year Mr Riddle took 24,259 shares into his name (17,646 on 28 June 2000 and 6,613 on 28 November 2000), following the exercise of a Long Term Incentive Plan award made to him in May 1996. The mid-market closing prices on these dates were 1035p and 1040p respectively.

7. During the year, Mr Riddle exercised 60,000 executive share options as described below, selling 10,442 of the resulting shares and retaining the remainder. The mid-market closing price on the exercise date was 1080p.

8. Mr Lake's bonus includes the sum of £145,000 in respect of the matching of his short term bonus deferral earned in 1997/98.

9. On completion of the merger, Mr Edwards, Mr Finch, Mr Lake and Mr Parish exercised their rights under the former Exel plc share schemes as described below:

a. The rules of the former Exel Deferred Bonus Plans provided that any former Exel shares held in trust be released to participants upon a change of control. Following the completion of the merger, former Exel shares were released to Mr Edwards, Mr Finch, Mr Lake and Mr Parish, converted into shares in the Company in accordance with the terms of the merger offer and sold. The gains made by each of them, calculated as the difference between the sale proceeds and the value of the deferred bonus awards originally made to them, are shown in the table below.

b. Mr Edwards, Mr Finch, Mr Lake and Mr Parish also exercised their executive options granted under the rules of the former Exel Executive Share Option Scheme. The performance calculation showed that the options were exercisable in full. On exercising their executive options, Mr Finch, Mr Lake and Mr Parish, and Mr Edwards (in respect of all but one of his grants), converted the resulting former Exel shares awarded to them into shares in the Company in accordance with the terms of the merger offer, which they then sold, except for 2,488 shares in the Company retained by Mr Parish. The gains made by each of them are shown in the table below.

Mr Edwards chose to convert options over 61,350 former Exel shares granted to him in July 1995 at an exercise price of 163p per share into options over 17,018 shares in the Company at an exercise price of 587.6p in accordance with the terms of the merger offer. The rules of the former Exel Executive Share Option Scheme continue to govern Mr Edwards' outstanding grant which can be exercised in full until 14 July 2005.

c. The rules of the former Exel Long Term Incentive Plan provided that outstanding awards became exercisable upon a change of control. The performance calculation showed that LTIP awards were exercisable in full. Mr Edwards, Mr Finch, Mr Lake and Mr Parish exercised their awards upon the completion of the merger and converted the resulting former Exel shares into shares in the Company in accordance with the terms of the merger offer, which they then sold. The gains made by each of them are shown in the table below.

	Deferred Bonus Plan £000	Executive Share Option Scheme £000	Long Term Incentive Plan £000
B A Edwards	53	182	513
D J Finch	111	1,141	421
R D Lake	157	1,407	504
M R Parish	45	167	412

Pensions – defined benefits
The following table sets out information on the defined benefit elements of Directors' pensions. Transfer values are calculated by using the cash equivalent transfer value method.

	Increase in accrued pension £000	Total accrued pension £000	Transfer value of the increase £000	Personal contribution £000
J M Allan	1	10	23	4
J B Coghlan	3	16	27	4
D J Finch	2	12	26	–
M R Parish	17	73	184	–
D E Riddle	11	117	190	7

The amounts shown for Mr Allan, Mr Coghlan and Mr Finch are limited by the earnings cap of £91,800. Mr Riddle and Mr Parish are not affected by the earnings cap and the amounts shown for them are based on their full basic salaries.

Long Term Incentive Plan
Provisional awards under the Exel Long Term Incentive Plan were made on 3 May 2000. The number of shares ultimately transferred to each Director depends upon certain performance conditions being met. The Remuneration Committee has resolved that 85% of each of the awards made on 3 May 1996 and 6 August 1997 should vest after three years and may be released to participants one year later.

The awards to the executive Directors are:

	At 1 Jan 2000	Awarded in 2000	Lapsed in 2000	At 31 Dec 2000
J M Allan	207,752	39,541	9,189	238,104
J B Coghlan	128,775	22,992	5,657	146,110
B A Edwards	–	17,803	–	17,803
D J Finch	–	20,826	–	20,826
D E Riddle	86,441	14,961	3,562	73,581

Mr Riddle took 24,259 shares into his name during the year following the exercise of the award made to him in May 1996. Mr Parish received a provisional award over 14,098 shares on 3 May 2000. The award was pro-rated upon the termination of his service contract in accordance with the Rules of the Plan and the award was reduced to 3,152 shares.

Share options

Details of executive options granted to the Directors under the Ocean 1984 Executive Share Option Scheme are set out below:

Name	At 1 Jan 2000	Exercised	At 31 Dec 2000	Exercise price (p)	Mid market price at date of exercise (p)	Exercisable from	Expiry date	Total options
J M Allan	50,000	–	50,000	249	–	7.10.1997	6.10.2004	
	39,466	–	39,466	375	–	16.10.1998	15.10.2005	89,466
D E Riddle	20,000	20,000	–	260	1080	–	–	
	45,662	40,000	5,662	294	1080	20.5.1997	19.5.2004	5,662

No executive share options lapsed or were granted to the Directors during the year.
Mr Edwards holds executive options over the Company's shares as described under Directors' remuneration above.

The Directors had the following interests in savings related options at the year end.

Name	At 1 Jan 2000	Granted	Exercised	At 31 Dec 2000	Exercise price (p)	Exercisable from	Expiry date	Total options
J M Allan	6,010	–	–	6,010	287	1.12.2000	31.5.2001	6,010
J B Coghlan	4,612	–	–	4,612	374	1.12.2001	31.5.2002	4,612
D J Finch	–	1,026	–	1,026	944	1.12.2003	31.5.2004	1,026
D E Riddle	1,358	–	–	1,358	287	1.12.2002	31.5.2003	
	1,604	–	–	1,604	430	1.12.2002	31.5.2003	
	441	–	–	441	626	1.12.2003	31.5.2004	
	284	–	–	284	819	1.12.2002	31.5.2003	3,687

Options under the Savings-Related Share Option Scheme are granted at a discount of 20% to the market price at the date of grant and the number of shares granted is calculated according to the projected savings plus bonus at maturity.

The mid-market closing price of Exel shares at 31 December 2000 was 950p and the range of closing prices during 2000 was 906p to 1275p.

Directors' share interests

The interests of the Directors, all of which are beneficial, in Exel shares at the year end were as follows:

	At 1 Jan 2000 (or date of appointment if later)	At 31 Dec 2000
Executive Directors		
J M Allan	25,200	26,650
J B Coghlan	56,198	56,198
B A Edwards	1,098	–
D J Finch	12,575	12,575
D E Riddle	17,436	66,284
Non-Executive Directors		
J F Devaney	5,894	5,894
J-C Guez	–	–
A E Isaac	900	900
J Loudon	–	–
N M S Rich	22,852	23,528
F L R Ternofsky	–	–
Sir William Wells	2,080	2,080

On 2 January 2001, Mr Allan's shareholding increased by 6,010 shares on the maturity of the 1995 Savings-Related Share Option Scheme. The mid-market closing price of Exel shares on the date of exercise was 965p. On 4 January 2001, Mr Ternofsky purchased 1,000 shares.

For the year ended 31 December 2000	Note	2000 £m	1999 (restated) £m
Turnover			
Continuing operations: Group and share of joint ventures' turnover		**4,332.5**	3,489.6
Discontinued operations		**79.9**	788.3
	1	**4,412.4**	4,277.9
Less: share of joint ventures' turnover		**(25.9)**	(15.3)
Group turnover		**4,386.5**	4,262.6
Operating profit			
Continuing operations		**195.1**	175.2
Discontinued operations		**(6.3)**	33.9
Group operating profit before exceptional items		**188.8**	209.1
Share of operating profit in joint ventures		**1.5**	0.8
Share of operating profit in associated undertakings			
Continuing operations		**1.6**	1.3
Discontinued operations		–	0.3
Continuing operations before goodwill and exceptional items		**212.6**	184.7
Discontinued operations before goodwill and exceptional items		**(6.3)**	34.4
Goodwill amortisation		**(14.4)**	(7.6)
Total operating profit before exceptional items	1	**191.9**	211.5
Exceptional operating costs	4	**–**	(10.3)
Total operating profit	1	**191.9**	201.2
Share of joint venture profit on disposal of fixed assets	4	**25.9**	–
Profit on disposals of fixed assets in continuing operations	4	**3.5**	1.5
(Loss)/profit on disposals of discontinued operations	4	**(39.4)**	95.6
Costs of reorganisation in continuing operations	4	**(80.9)**	(5.6)
Profit on ordinary activities before interest		**101.0**	292.7
Net interest	5	**(15.7)**	(17.2)
Profit before tax, goodwill and exceptional items		**190.6**	201.9
Goodwill amortisation		**(14.4)**	(7.6)
Exceptional items		**(90.9)**	81.2
Profit on ordinary activities before taxation		**85.3**	275.5
Tax on profit on ordinary activities	6	**(57.6)**	(64.8)
Profit on ordinary activities after taxation		**27.7**	210.7
Equity minority interests		**(10.4)**	(8.3)
Profit for the financial year		**17.3**	202.4
Dividends – 1999 including non-equity	7	**(61.4)**	(56.9)
Transferred (from)/to reserves		**(44.1)**	145.5

		2000 Pence	1999 (restated) Pence
Basic earnings per share	8	**5.9**	70.4
Basic earnings per share before goodwill and exceptional items	8	**41.2**	44.4
Diluted earnings per share	8	**5.8**	69.4
Diluted earnings per share before goodwill and exceptional items	8	**40.5**	43.8

Movements in reserves are set out in note 23.

For the year ended 31 December 2000	2000 £m	1999 (restated) £m
Profit for the financial year		
Group	**5.6**	201.7
Share of joint ventures	**11.7**	0.7
	17.3	202.4
Exchange differences	**(0.3)**	0.4
Tax on exchange differences	**2.9**	(0.2)
Total gains and losses relating to the year	**19.9**	202.6
Prior year adjustment – UITF 24	**(9.3)**	
Total gains and losses recognised in the year	**10.6**	

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2000	Note	2000 £m	1999 (restated) £m
Operating profit		**191.9**	201.2
Depreciation		**97.3**	99.7
Amortisation of goodwill		**14.4**	7.6
Amortisation of fixed asset investments		**1.9**	1.1
Profit on disposals of tangible fixed assets		**(6.4)**	(3.3)
Share of profit of joint ventures and associates		**(3.1)**	(2.4)
Movement in pensions prepayment		**(33.4)**	(34.2)
Movements in provisions	28	**1.4**	(5.6)
Movements in working capital	28	**(5.8)**	(51.3)
		258.2	212.8
Costs of reorganisation in continuing operations		**(48.7)**	–
Net cash inflow from operating activities		**209.5**	212.8

Group cash flow statement

For the year ended 31 December 2000	Note	2000 £m	2000 £m	1999 £m	1999 £m
Net cash inflow from operating activities			**209.5**		212.8
Dividends received from joint ventures and associates			**2.3**		1.5
Net cash outflow for returns on investments and servicing of finance	28		**(27.3)**		(20.1)
Tax paid			**(46.3)**		(47.3)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(146.6)**		(144.9)	
Purchase of own shares		**(3.2)**		(8.5)	
Receipt from joint venture on sale of fixed assets		**29.5**		–	
Sale of tangible fixed assets		**42.1**		56.3	
Sale of own shares		**2.2**		–	
Net cash outflow for capital expenditure and financial investment			**(76.0)**		(97.1)
Free cash flow			**62.2**		49.8
Acquisitions and disposals					
Purchase of subsidiary undertakings	28	**(54.2)**		(201.4)	
Sale of businesses	28	**68.4**		222.8	
Net cash inflow for acquisitions and disposals			**14.2**		21.4
Equity dividends paid			**(56.1)**		(53.8)
Net cash inflow before the use of liquid resources and financing			**20.3**		17.4
Net cash (outflow)/inflow from management of liquid resources			**(11.1)**		106.1
Net cash (outflow)/inflow from financing	28		**(138.7)**		146.8
(Decrease)/increase in cash			**(129.5)**		270.3

For the year ended 31 December 2000	2000 £m	1999 £m
(Decrease)/increase in cash	**(129.5)**	270.3
Cash outflow/(inflow) from change in debt	**158.5**	(136.5)
Cash outflow/(inflow) from change in liquid resources	**11.1**	(106.1)
Change in net funds resulting from cash flows	**40.1**	27.7
Arising on acquisitions	**(1.5)**	(32.8)
Released on disposals	**2.5**	0.1
New leases	**(0.5)**	–
Other non-cash movements	**–**	(1.0)
Exchange differences	**(14.5)**	(0.6)
Movement in net debt	**26.1**	(6.6)
Net debt at start of year	**(202.0)**	(195.4)
Net debt at end of year	**(175.9)**	(202.0)

At 31 December 2000	2000 £m	1999 £m
Analysis of net debt		
Cash at bank and in hand	**181.6**	309.1
Overdrafts	**(17.2)**	(20.9)
Loans	**(337.8)**	(470.9)
Finance leases	**(20.3)**	(25.6)
Current asset investments	**17.8**	6.3
	(175.9)	(202.0)

Movement in shareholders' funds

For the year ended 31 December 2000	2000 £m	1999 (restated) £m
Profit for the financial year	**17.3**	202.4
Dividends	**(61.4)**	(56.9)
	(44.1)	145.5
Shares allotted (net of merger reserve adjustment and contribution to the QUEST)	**47.3**	16.4
Redemption of B shares	**–**	(6.3)
Exchange differences	**(0.3)**	0.4
Tax on exchange differences	**2.9**	(0.2)
Goodwill released on disposals	**39.9**	63.0
Adjustment to goodwill previously written off	**(6.9)**	(2.5)
Movements in shareholders' funds	**38.8**	216.3
Opening shareholders' funds (originally £787.5m before deducting prior year adjustment of £9.3m)	**778.2**	561.9
Shareholders' funds at end of year	**817.0**	778.2

At 31 December 2000	Note	2000 £m	2000 £m	1999 (restated) £m	1999 (restated) £m
Fixed assets					
Intangible assets – goodwill	9		**266.9**		255.5
Tangible assets	10		**573.3**		609.9
Investments					
Investment in joint ventures					
Share of gross assets		**14.4**		15.0	
Share of gross liabilities		**(11.4)**		(3.0)	
	11	**3.0**		12.0	
Other investments	12	**42.5**		42.1	
Own shares	13	**22.7**		18.0	
			68.2		72.1
			908.4		937.5
Current assets					
Stocks			**16.2**		15.5
Debtors					
Amounts falling due within one year	14	**849.3**		840.1	
Amounts falling due after more than one year	15	**299.2**		265.4	
			1,148.5		1,105.5
Current asset investments			**17.8**		6.3
Cash at bank and in hand			**181.6**		309.1
			1,364.1		1,436.4
Creditors: amounts falling due within one year	17		**(996.9)**		(960.8)
Net current assets			**367.2**		475.6
Total assets less current liabilities			**1,275.6**		1,413.1
Creditors: amounts falling due after more than one year	18		**(238.2)**		(432.9)
Provisions for liabilities and charges	21		**(201.5)**		(181.8)
			835.9		798.4
Capital and reserves					
Called up share capital	22		**82.6**		81.2
Share premium account	23		**49.9**		56.8
Other reserves					
Merger reserve	23	**50.7**		2.4	
Capital redemption reserve	23	**103.5**		103.5	
			154.2		105.9
Profit and loss account	23		**530.3**		534.3
Equity shareholders' funds			**817.0**		778.2
Equity minority interests			**18.9**		20.2
			835.9		798.4

Approved by the Board on 2 March 2001 and signed on its behalf
J M Allan Chief Executive
D J Finch Group Finance Director

A summary of the more important accounting policies adopted by the Group is set out below. The policies are consistent with the previous year, except for the adoption of FR5 15 'Tangible fixed assets' and UITF 24 'Accounting for start-up costs'.

The impact on the Group of the adoption of FRS 15 is not material.

Following the introduction of UITF 24, the Group has changed its accounting policy for contract start-up costs. Previously, such costs, which were agreed with the customer and generated incremental revenue streams in the early years of a contract, were included in prepayments and subsequently written off against the related revenue. In accordance with UITF 24, these costs are now accounted for on a basis consistent with the accounting treatment of similar costs incurred as part of the Group's on-going activities. The impact of this change in accounting policy has been as follows:

a. *prepayments of £25.1m have been written off, tax provisions and creditors reduced by £7.8m, minority interests reduced by £8.0m, and reserves reduced by £9.3m at 31 December 1999 as prior year adjustments;*
b. *operating profit has been increased in the year ended 31 December 2000 by £1.9m (1999: £2.6m).*

Basis of consolidation

The group accounts consolidate the results and financial position of the Company and its subsidiary undertakings and include, using the equity method of accounting, the share of associated and joint venture undertakings, all of which are made up to 31 December. Their results are included for the period during which they are a member of the Group. The accounts are prepared under the going concern concept and the historical cost convention and are in accordance with applicable UK accounting standards.

Merger accounting

The accounts are prepared under merger accounting principles, as set out in FRS 6, 'Acquisitions and mergers', in relation to the merger of Ocean Group plc with the former Exel plc. The parent company is Exel plc (formerly Ocean Group plc). Under merger accounting the results and cash flows of Ocean Group and former Exel have been combined from the begining of the financial year in which the merger occurred ie the financial year to 31 December 2000, and for the prior year. The profit and loss account, balance sheet and cash flow comparative amounts have been restated on the combined basis and adjustments have been made to achieve consistency of accounting policies.

The following information is set out in note 29:

a. the nature and amount of the accounting policy adjustments made to achieve consistency of accounting policies;
b. the principal components of the current and prior financial year profit and loss account and statement of total recognised gains and losses, analysed between the parties to the merger up to the date of the merger and the merged entity after the merger date;
c. the net assets of Ocean Group and the former Exel at 30 April 2000, this being the nearest practicable date to the actual date of the merger.

Foreign currency translation

All transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by forward foreign currency contracts. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling on the balance sheet date or if appropriate at a forward foreign currency contract rate. All exchange differences are included in the profit and loss account.

The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated at average rates of exchange for the year. The assets and liabilities of subsidiary undertakings and the investments in associated undertakings and joint ventures are translated at rates ruling on the balance sheet date. Exchange differences arising on translation of the net investment in overseas subsidiary and associated undertakings and joint ventures are dealt with through reserves, together with exchange differences on the translation of foreign currency borrowings and forward foreign currency contracts used to hedge such investments.

Turnover

Turnover comprises the value of charges for the sale of services and goods to third parties. Turnover is recognised when services have been completed. Turnover excludes value added tax and equivalent taxes, duty and other disbursements made on behalf of customers and intercompany transactions.

Logistics contracts

Under certain logistics contracts the Group purchases goods from third parties on instructions from customers and sells them to those customers at cost. The Group receives income for handling and storing the goods but as the sale and purchase of the goods have no impact on operating profit they are excluded from turnover and operating charges. Stocks, debtors and creditors relating to such transactions are included in the group balance sheet.

Goodwill

Purchased goodwill is capitalised and amortised by equal annual instalments through the profit and loss account over its estimated life of up to 20 years. The Group's policy up to 1 January 1998 was to eliminate goodwill arising on acquistions against reserves. Under the provisions of FRS 10 such goodwill will remain written off to reserves until disposal or termination of the previously acquired business, when the profit or loss on the disposal or termination will be calculated after charging the gross amount of any such goodwill. The carrying value of goodwill is reviewed for impairment at the end of the first full year after an acquisition and at other times if circumstances indicate that it may not be recoverable.

Tangible fixed assets and depreciation

Fixed assets are stated at cost less depreciation and less permanent reductions in value. Cost includes interest on the funding of major assets until the asset is complete. The discounted cost of the Group's minimum unavoidable costs in relation to the final landfill site restoration is capitalised as a fixed asset.

Depreciation of tangible fixed assets (excluding freehold and long leasehold land and assets in course of construction, which are not depreciated) is charged evenly over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	- 35 to 50 years.
Short leasehold land and buildings	- over the life of the lease.
Landfill sites	- over the operational life of the site
Plant and equipment	- 2 to 20 years.

Assets that are not expected to be held for the whole of their useful lives are written down to estimated residual values at the expected times of disposal.

Disposals of land and buildings are taken into account when sale agreements have been entered into prior to the balance sheet date, provided that the disposal has been completed before the accounts are approved.

The carrying values of tangible fixed assets are reviewed for impairment if circumstances indicate that they may not be recoverable.

Leased assets
Assets held under finance leases are capitalised and treated as tangible fixed assets at fair value. Depreciation is charged over the shorter of the lease period or the useful life of the asset. The deemed capital element of future rentals is included under borrowings. Deemed interest, calculated on a reducing balance method, is charged as interest payable over the period of the lease. Rental costs of operating leases are charged against profit before interest as incurred.

Investments
The Group's investment in associated undertakings and joint ventures is its interest in their net assets plus loans.

Investment in own shares
Investment in own shares, held through various trusts, are shown as fixed asset investments in accordance with FRS 5 and UITF 13. Investments are stated at cost, less accumulated amortisation, unless there is seen to have been a permanent diminution in value when the investments are written down to realisable value.

The Group has taken advantage of the exemption in UITF 17 from applying that Abstract to Inland Revenue approved SAYE schemes or equivalent overseas schemes.

Under the Long Term Incentive Plan ('LTIP'), shares in the Company are held in trust pending vesting of any awards. The cost of the shares acquired by the trustees for the LTIP is charged to the profit and loss account based on an assessment of the probability of the performance conditions under the Plan being met. The charge is allocated on a straight line basis over the performance period of the Plan.

Stock
Stock, principally raw materials and consumables, is stated at the lower of cost and net realisable value. Cost includes, where appropriate, relevant overheads.

Deferred taxation
Deferred taxation is provided at expected future rates of tax on all timing differences to the extent that it is probable that a liability or asset will crystallise, except for timing differences on pension prepayments in respect of which full provision is made.

Pensions
The Group maintains UK pension schemes for the funding of retirement benefits for scheme members during their working lives in order to pay benefits to them after retirement and to their dependants after their death. The cost of providing these benefits is assessed by external professional actuaries and is charged to the group profit and loss account so as to spread the cost of retirement benefits over the period during which the employer derives benefit from the employee's services. For defined contribution schemes, costs are charged to profit as incurred. Overseas subsidiary undertakings make provisions for pensions in accordance with local law and practice. The Group does not maintain any other post-retirement benefits.

Insurance provisions
The Group maintains insurance policies with significant excesses, below which claims are borne by the Group. Full provision or accrual is made for the estimated costs of claims or losses arising from past events falling outside the limits of these policies.

Surplus properties
When leasehold properties become surplus to requirements, a provision for holding costs through to estimated disposal dates is charged to the group profit and loss account.

Derivatives and other financial instruments
The Group uses forward foreign exchange contracts to reduce exposure to foreign exchange rates and also uses interest rate swaps to adjust interest rate exposures. The Group's derivative instruments qualify for hedge accounting. In the case of forward foreign exchange contracts, the instruments are related to foreign currency assets or liabilities and reduce the risk of foreign currency exchange movements on the Group's operations. In the case of interest rate swaps, the instruments are related to an asset or liability and change the character of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials are recognised by accruing in line with net interest payable. Interest rate swaps are not revalued to fair value or shown on the group balance sheet at the year end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

1 Segmental information

By business sector	Turnover 2000 £m	Turnover 1999 £m	Operating profit 2000 £m	Operating profit 1999 (restated) £m	Net assets 2000 £m	Net assets 1999 (restated) £m
Before goodwill and exceptional items						
Logistics						
Europe	**2,153.7**	1,960.5	**84.1**	85.2	**330.7**	372.0
Americas	**1,495.3**	978.4	**56.3**	39.3	**222.2**	157.4
Asia Pacific	**583.0**	457.8	**23.3**	14.1	**20.6**	11.4
Total	**4,232.0**	3,396.7	**163.7**	138.6	**573.5**	540.8
Environmental	**100.5**	92.9	**15.4**	14.1	**29.3**	24.7
	4,332.5	3,489.6	**179.1**	152.7	**602.8**	565.5
Pensions credit (UK)	**–**	–	**33.5**	32.0	**289.5**	256.0
Continuing operations before goodwill and exceptional items	**4,332.5**	3,489.6	**212.6**	184.7	**892.3**	821.5
Discontinued operations	**79.9**	788.3	**(6.3)**	34.4	**–**	69.8
Goodwill	**–**	–	**(14.4)**	(7.6)	**266.9**	255.5
Total before exceptional items	**4,412.4**	4,277.9	**191.9**	211.5	**1,159.2**	1,146.8
Exceptional operating costs	**–**	–	**–**	(10.3)	**–**	–
Total	**4,412.4**	4,277.9	**191.9**	201.2	**1,159.2**	1,146.8
After goodwill and exceptional operating costs						
Logistics						
Europe			**81.3**	73.6	**380.8**	419.6
Americas			**47.2**	35.1	**385.3**	320.5
Asia Pacific			**23.0**	13.9	**36.3**	15.7
Total			**151.5**	122.6	**802.4**	755.8
Environmental			**13.2**	13.5	**67.3**	64.7
			164.7	136.1	**869.7**	820.5
Pensions credit (UK)			**33.5**	32.0	**289.5**	256.0
Total continuing operations			**198.2**	168.1	**1,159.2**	1,076.5
Discontinued operations			**(6.3)**	33.1	**–**	70.3
Total			**191.9**	201.2	**1,159.2**	1,146.8
Non-operating net liabilities					**(323.3)**	(348.4)
Net assets					**835.9**	798.4
Share of joint ventures included in Logistics continuing operations above	**25.9**	15.3	**1.5**	0.8		

Turnover between segments is not material.

Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and related items.

Discontinued operations are Cory Towage which was sold on 29 February 2000 and the French Chilled Food Distribution business (Exel Froid) which was sold on 23 October 2000. In 1999, the discontinued operations also included the Allied Pickfords Moving Services businesses.

1 Segmental information continued

By geographical location	Turnover		Operating profit		Net assets	
	2000 £m	1999 £m	2000 £m	1999 (restated) £m	2000 £m	1999 (restated) £m
Europe	**2,333.4**	2,317.7	**121.5**	136.9	**737.6**	804.6
Americas	**1,496.0**	1,454.6	**47.4**	47.0	**385.3**	326.5
Asia Pacific	**583.0**	505.6	**23.0**	17.3	**36.3**	15.7
Total	**4,412.4**	4,277.9	**191.9**	201.2	**1,159.2**	1,146.8
Non-operating net liabilities					**(323.3)**	(348.4)
Net assets					**835.9**	798.4

There is no material difference between turnover by origin and by destination.

Number of employees	Average		Year end	
	2000	1999	2000	1999
Logistics				
Europe	**34,300**	32,200	**34,900**	32,800
Americas	**13,400**	12,200	**14,100**	11,900
Asia Pacific	**5,300**	3,600	**6,000**	4,500
Total	**53,000**	48,000	**55,000**	49,200
Environmental	**1,600**	1,500	**1,700**	1,500
Total continuing operations	**54,600**	49,500	**56,700**	50,700
Discontinued operations	**1,400**	5,600	–	2,400
Total	**56,000**	55,100	**56,700**	53,100

2 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these accounts are as follows:

	2000		1999	
	Average rate	Year end rate	Average rate	Year end rate
US dollar	**1.53**	**1.49**	1.62	1.62
euro	**1.64**	**1.60**	1.52	1.61
Singapore dollar	**2.63**	**2.58**	2.74	2.69

3 Operating charges

	2000			1999 (restated)		
	Continuing £m	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Raw materials, consumables and other purchases	**220.1**	**9.8**	**229.9**	203.4	19.1	222.5
Staff costs						
Wages and salaries	**1,057.3**	**24.1**	**1,081.4**	949.0	122.2	1,071.2
Social security costs	**100.1**	**10.8**	**110.9**	89.0	18.9	107.9
Other pension costs	**(17.8)**	**0.1**	**(17.7)**	(19.9)	3.5	(16.4)
Depreciation						
Owned assets	**91.0**	**3.0**	**94.0**	77.9	15.4	93.3
Leased assets	**3.0**	**0.3**	**3.3**	5.7	0.7	6.4
Amortisation of goodwill	**14.4**	**–**	**14.4**	7.4	0.2	7.6
Operating lease rentals						
Land and buildings	**126.8**	**0.6**	**127.4**	115.6	12.0	127.6
Vehicles, plant and equipment	**38.3**	**2.7**	**41.0**	38.7	7.1	45.8
Short term rentals	**32.6**	**0.8**	**33.4**	32.5	4.0	36.5
Redundancy	**4.3**	**–**	**4.3**	3.5	0.2	3.7
Auditors' remuneration						
Group auditors	**1.5**	**–**	**1.5**	1.9	0.3	2.2
Other auditors	**0.2**	**–**	**0.2**	0.1	–	0.1
Other operating charges	**2,439.7**	**34.0**	**2,473.7**	1,804.6	550.8	2,355.4
	4,111.5	**86.2**	**4,197.7**	3,309.4	754.4	4,063.8

Operating charges include exceptional items of £nil (1999: £9.2m as restated) in continuing operations and £nil (1999: £1.1m as restated) in discontinued operations.

Group auditors' remuneration includes £0.1m (1999: £0.2) in respect of the Company.

The remuneration of the Company's auditors, Ernst & Young, and their associates for non-audit work amounted to £2.0m (1999: Ernst & Young £1.7m, PricewaterhouseCoopers £0.6m) in respect of the Company and its UK subsidiary undertakings and £0.6m (1999: Ernst & Young £0.8m, PricewaterhouseCoopers £1.3m) in respect of overseas subsidiary undertakings.

Group non-audit fees paid to Ernst & Young included £1.0m (1999: Ernst & Young £0.9m, PricewaterhouseCoopers £0.5m) for taxation advice, £0.3m (1999: Ernst & Young £0.5m, PricewaterhouseCoopers £0.9m) in relation to work on business processes and £1.3m (1999: Ernst & Young £1.1m, PricewaterhouseCoopers £0.5m) for advice on acquisitions, disposals and other matters.

Directors' remuneration	**2000 £'000**	1999 £'000
Aggregate emoluments	**2,385**	1,215
Gains made on exercise of share options	**478**	378
Gains made on exercise of a Long Term Incentive Plan award	**251**	–
Company pension contributions to defined contribution schemes	**216**	127

Highest paid director		
Aggregate emoluments and gains on exercise of share options and awards	**959**	590

Retirement benefits are accruing to five (1999: two) Directors under defined contribution schemes and to five (1999: three) Directors under defined benefit schemes. As explained in note 16, no payments are being made to the Exel Retirement Plan and Ocean Nestor Pension Scheme as there is currently a pension holiday.

The Directors' remuneration stated above is in respect of the period from 1 January or date of appointment to the Board, whichever is later, to 31 December or date of resignation, whichever is earlier. Details for each director of their remuneration, compensation for loss of office, pension entitlements and share options are included in the Remuneration report on pages 36 to 39.

4 Exceptional items

	2000 £m	1999 £m
Exceptional operating costs		
Reorganisation of infrastructure in continuing operations in Europe (£5.4m) and in discontinued operations (£1.1m)	–	(6.5)
Costs of establishing a European Service Centre in Dublin for accounting services	–	(3.8)
	–	(10.3)
Profit on disposals of fixed assets		
Share of joint venture profit on disposal of Paddington land and buildings	**25.9**	–
Profit on disposals of other fixed assets	**3.5**	1.5
	29.4	1.5
(Loss)/profit on disposals of discontinued operations		
Loss on disposal of Exel Froid (after reinstated goodwill of £31.4m)	**(60.0)**	–
Profit on disposal of Cory Towage (after reinstated goodwill of £8.5m)	**20.6**	–
Profit on disposal of Allied Pickfords Moving Services (after reinstated goodwill of £63.0m)	–	95.6
	(39.4)	95.6
Costs of reorganisation in continuing operations		
Costs of termination of former Exel plc share schemes following the merger	**(21.0)**	–
Merger transaction costs	**(30.0)**	–
Reorganisation costs following the merger	**(29.9)**	–
Reorganisation costs following disposal of Allied Pickfords Moving Services	–	(5.6)
	(80.9)	(5.6)
Total exceptional items	**(90.9)**	81.2

5 Net interest

	2000 £m	1999 £m
Interest payable and similar charges		
Interest on bank loans and overdrafts	**11.2**	10.2
Interest on other loans	**22.6**	20.6
Finance lease charges	**2.3**	2.4
Share of associated undertakings' interest	**0.1**	0.1
	36.2	33.3
Less: capitalised	**(0.6)**	(0.2)
Interest receivable		
Group interest receivable	**(19.6)**	(15.9)
Share of joint ventures' interest	**(0.3)**	–
Net interest payable	**15.7**	17.2

6 Tax on profit on ordinary activities

	2000		1999	
	£m	£m	£m	£m
UK tax				
UK corporation tax at 30.0% (1999: 30.25%)	**25.1**		40.2	
Double taxation relief	**(6.6)**		(7.6)	
Deferred tax	**12.2**		5.2	
Deferred tax credit on reduction in rate of corporation tax	**–**		(2.8)	
Advance corporation tax written (back)/off	**(1.3)**		1.0	
Share of joint ventures' tax	**6.1**		0.1	
Adjustments in respect of prior years	**(2.1)**		(0.2)	
		33.4		35.9
Foreign tax				
Current tax	**23.6**		27.1	
Deferred tax	**(1.7)**		2.7	
Share of associated undertakings' tax	**0.4**		0.1	
Adjustments in respect of prior years	**1.9**		(1.0)	
		24.2		28.9
		57.6		64.8

	2000	1999
The tax charge is analysed as follows		
On ordinary activities before exceptional items	**60.0**	65.9
On exceptional items	**(2.4)**	(1.1)
	57.6	64.8

7 Dividends paid and proposed

	2000		1999		
	Pence per share	£m	Ocean Group Pence per share	Former Exel Pence per share	£m
Equity: ordinary shares					
Interim declared and paid (1999: Ocean Group £9.1m, former Exel £11.5m)	**6.80**	**20.1**	6.35	2.2	20.6
Final proposed by the Directors (1999: Ocean Group second interim £18.9m, former Exel £17.2m)	**13.90**	**41.3**	13.20	3.3	36.1
Non-equity: redeemable B shares paid (Ocean Group)					0.2
	20.70	**61.4**	19.55	5.5	56.9

Dividends amounting to £0.3m (1999: £0.2m) in respect of the Company's shares held by the LTIP and ESOP (note 13) have been deducted in arriving at the aggregate of dividends paid and proposed. Dividends amounting to £0.4m (1999: £0.4m) on shares held by the QUEST and ESOS trusts have been waived.

8 Earnings per share

	2000			1999 (restated)		
		Earnings per share			Earnings per share	
	Earnings £m	Basic Pence	Diluted Pence	Earnings £m	Basic Pence	Diluted Pence
Profit for the financial year	**17.3**			202.4		
Less dividend on redeemable B shares	–			(0.2)		
	17.3	**5.9**	**5.8**	202.2	70.4	69.4
Add back						
Amortisation of goodwill	**14.4**	**4.9**	**4.8**	7.6	2.6	2.6
Exceptional operating costs	–	–	–	10.3	3.6	3.6
Profit on disposals of properties in continuing operations	**(29.4)**	**(10.1)**	**(9.9)**	(1.5)	(0.5)	(0.5)
Loss/(profit) on disposals of discontinued operations	**39.4**	**13.5**	**13.3**	(95.6)	(33.3)	(32.8)
Costs of reorganisation in continuing operations	**80.9**	**27.8**	**27.3**	5.6	2.0	1.9
Tax on exceptional items	**(2.4)**	**(0.8)**	**(0.8)**	(1.1)	(0.4)	(0.4)
Before goodwill and exceptional items	**120.2**	**41.2**	**40.5**	127.5	44.4	43.8

Weighted average number of shares (millions)	**2000**	1999
Basic average number of shares	**291.6**	287.4
Dilutive potential ordinary shares	**4.9**	3.8
Diluted average number of shares	**296.5**	291.2

Basic earnings per share of 5.9p (1999: 70.4p, as restated) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £17.3m (1999: £202.2m, as restated) divided by the weighted average number of 291.6m (1999: 287.4m) shares in issue during the year.

Profit on ordinary activities before taxation and earnings per share, both before goodwill amortisation and exceptional items, are provided in addition to the earnings per share required by FRS 3 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

9 Intangible assets – goodwill

	Cost £m	Amortisation £m	Net book amount £m
At 1 January 2000	264.8	(9.3)	**255.5**
Exchange differences	12.0	(0.6)	**11.4**
Amount capitalised			
2000 acquisitions	18.0	–	**18.0**
Prior year acquisitions	(3.1)	–	**(3.1)**
Disposals – sale of business	(0.5)	–	**(0.5)**
Amortisation for the year	–	(14.4)	**(14.4)**
At 31 December 2000	**291.2**	**(24.3)**	**266.9**

10 Tangible assets

Group	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant and equipment £m	Total £m
Cost					
At 1 January 2000 – as restated	332.0	30.9	46.0	663.8	**1,072.7**
Exchange differences	5.0	1.1	0.2	10.5	**16.8**
Additions					
By purchase of businesses	–	1.5	–	2.9	**4.4**
Other	20.2	10.7	1.7	115.6	**148.2**
Disposals					
By sale of businesses	(20.6)	(0.4)	–	(107.1)	**(128.1)**
Other	(12.5)	(8.6)	(1.6)	(78.2)	**(100.9)**
At 31 December 2000	**324.1**	**35.2**	**46.3**	**607.5**	**1,013.1**
Depreciation					
At 1 January 2000 – as restated	73.3	12.7	14.2	362.6	**462.8**
Exchange differences	1.0	0.6	0.1	6.5	**8.2**
Additions					
By purchase of businesses	–	–	–	0.3	**0.3**
Charge for year	6.9	4.5	2.4	83.5	**97.3**
Disposals					
By sale of businesses	(8.4)	(0.2)	–	(51.5)	**(60.1)**
Other	(2.4)	(2.0)	(1.3)	(63.0)	**(68.7)**
At 31 December 2000	**70.4**	**15.6**	**15.4**	**338.4**	**439.8**
Net book amount					
At 31 December 2000	**253.7**	**19.6**	**30.9**	**269.1**	**573.3**
At 31 December 1999 – as restated	258.7	18.2	31.8	301.2	609.9

The gross amount of capitalised interest in tangible fixed assets is £1.9m (1999: £1.8m).

Parent company	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Total £m
Cost				
At 1 January 2000	7.9	0.1	0.1	**8.1**
Disposals	(0.4)	(0.1)	(0.1)	**(0.6)**
At 31 December 2000	**7.5**	–	–	**7.5**
Depreciation				
At 1 January 2000	1.9	–	0.1	**2.0**
Disposals	(0.2)	–	(0.1)	**(0.3)**
At 31 December 2000	**1.7**	–	–	**1.7**
Net book amount				
At 31 December 2000	**5.8**	–	–	**5.8**
At 31 December 1999	6.0	0.1	–	6.1

11 Investment in joint ventures

Group	Cost of shares £m	Share of profit £m	Loans £m	Total £m
Cost				
At 1 January 2000	4.1	2.7	15.1	**21.9**
Profit for the year	–	11.7	–	**11.7**
Repaid	(0.5)	–	(15.1)	**(15.6)**
Advanced	–	–	(14.0)	**(14.0)**
Dividends	–	(1.0)	–	**(1.0)**
At 31 December 2000	**3.6**	**13.4**	**(14.0)**	**3.0**
Provisions				
At 1 January 2000	–	–	9.9	**9.9**
Released	–	–	(9.9)	**(9.9)**
At 31 December 2000	**–**	**–**	**–**	**–**
Net book amount				
At 31 December 2000	**3.6**	**13.4**	**(14.0)**	**3.0**
At 31 December 1999	4.1	2.7	5.2	12.0

The Group's interests in joint ventures are 50% of each of Joint Retail Logistics Limited, a logistics services company, and Ardillane Limited, a property company.

12 Other investments

	Associated undertakings				
Group	Cost of shares £m	Share of profit £m	Sub–total £m	Other investments £m	Total £m
Cost					
At 1 January 2000	4.5	1.6	6.1	36.4	**42.5**
Exchange differences	–	0.4	0.4	0.2	**0.6**
Profit for the year	–	1.1	1.1	–	**1.1**
Additions	–	–	–	0.6	**0.6**
Disposals	–	(0.4)	(0.4)	(0.2)	**(0.6)**
Dividends	–	(1.3)	(1.3)	–	**(1.3)**
At 31 December 2000	**4.5**	**1.4**	**5.9**	**37.0**	**42.9**
Provisions					
At 1 January and at 31 December 2000	**0.4**	**–**	**0.4**	**–**	**0.4**
Net book amount					
At 31 December 2000	**4.1**	**1.4**	**5.5**	**37.0**	**42.5**
At 31 December 1999	4.1	1.6	5.7	36.4	42.1

All investments are unlisted.

12 Other investments continued

Parent company	Subsidiary undertakings £m
Cost	
At 1 January 2000	**229.3**
Additions	**41.9**
Disposals	**(70.7)**
At 31 December 2000	**200.5**
Provisions	
At 1 January 2000	**59.5**
Released	**(59.5)**
At 31 December 2000	**–**
Net book amount	
At 31 December 2000	**200.5**
At 31 December 1999	169.8

13 Investment in own shares

Group and Parent Company	QUESTs £m	ESOS/ESOP £m	LTIP £m	Total £m
Cost				
At 1 January 2000				
Ocean Group plc	6.6	5.7	5.4	**17.7**
Former Exel plc	–	4.4	–	**4.4**
	6.6	10.1	5.4	**22.1**
Allotment of shares	3.7	30.6	–	**34.3**
Purchase of shares	–	–	3.2	**3.2**
Disposals – exercise of options	(2.2)	(29.4)	–	**(31.6)**
At 31 December 2000	**8.1**	**11.3**	**8.6**	**28.0**
Amortisation and provisions				
At 1 January 2000				
Ocean Group plc	–	–	3.4	**3.4**
Former Exel plc	–	0.7	–	**0.7**
	–	0.7	3.4	**4.1**
Charge for the year	–	–	1.9	**1.9**
Disposals – exercise of options	–	(0.7)	–	**(0.7)**
At 31 December 2000	**–**	**–**	**5.3**	**5.3**
Net book amount				
At 31 December 2000	**8.1**	**11.3**	**3.3**	**22.7**
At 31 December 1999				
Ocean Group plc	6.6	5.7	2.0	14.3
Former Exel plc	–	3.7	–	3.7
	6.6	9.4	2.0	18.0

At 31 December 2000, 3.9m (1999: 3.6m) shares were held in trust on behalf of employees who hold options under the Group's Save As You Earn ('QUESTs') schemes, Executive Share Option Scheme ('ESOS'), Employee Share Ownership Plan Trust ('ESOP') and Long Term Incentive Plan ('LTIP'). The market value of these shares at 31 December 2000 was £37.2m (1999: £41.7m). Dividends are waived by the QUEST and ESOS trusts. Details of the schemes are given in the Remuneration report on pages 36 to 39.

14 Debtors: amounts falling due within one year

	Group		Parent company	
	2000 £m	1999 (restated) £m	2000 £m	1999 £m
Trade debtors	**647.2**	639.8	**0.4**	0.2
Amounts due from group undertakings	**–**	–	**98.9**	22.0
Taxation recoverable	**3.3**	4.4	**1.8**	2.3
Advance corporation tax recoverable	**5.9**	12.1	**–**	–
Other debtors	**152.8**	140.5	**0.4**	7.1
Prepayments and accrued income	**40.1**	43.3	**1.6**	0.5
	849.3	840.1	**103.1**	32.1

15 Debtors: amounts falling due after more than one year

	Group		Parent company	
	2000 £m	1999 (restated) £m	2000 £m	1999 £m
Amounts due from group undertakings	**–**	–	**745.6**	693.8
Advance corporation tax recoverable	**–**	2.9	**–**	–
Other debtors and prepayments	**9.7**	6.5	**–**	–
Pensions prepayment	**289.5**	256.0	**80.3**	68.0
	299.2	265.4	**825.9**	761.8

The prepayment in respect of pensions represents the part of the surplus in the pension schemes which has already been reflected in the group accounts under SSAP 24 (note 16). It represents a prepayment of pension contributions for future years.

16 Pensions

The Group operates contributory funded penson schemes.

The major UK schemes are of the defined benefit type (except for the part of the Exel Retirement Plan for members under the age of 40 which is of the defined contribution type) and are administered by external trustees independently of the Group's finances. These schemes cover 51% of UK employees; defined benefit arrangements account for 59% of the membership of the schemes. The pension costs for these schemes have been assessed with the advice of independently qualified actuaries using the projected unit method. Full actuarial valuations of both the main UK pension schemes, the Exel Retirement Plan and the Ocean Nestor Pension Scheme, were carried out as at 31 March 2000. The major actuarial assumptions were:

Investment return	7.0% per annum
Salary growth	4.5% per annum
Pension increase	3.0% per annum
Dividend growth	4.0% per annum

The market value of the assets in the Exel Retirement Plan and the Ocean Nestor Pension Scheme at the valuation date were £1,841.0m and £755.8m respectively. The actuarial valuation of these assets represented 136% and 145% respectively of the liabilities for benefits that had accrued to members after allowing for expected future increases in salaries. The actuaries have been able to recommend the continued suspension of the Group's contributions to both schemes until at least 31 December 2002. The pension surpluses are spread on the level percentage of pay method over the average estimated remaining service life of employees, currently 12 years. The pensions credit comprises a regular cost of £24.4m less a variation of £57.9m arising from the surplus.

The main defined benefit schemes outside the UK have been assessed in accordance with advice from qualified actuaries and are accounted for using SSAP 24. The value of the assets in these schemes approximated to the benefits that had accrued to members after allowing for expected future increases in salaries. The charge included in the profit and loss account in relation to these schemes was £13.1m (1999: £12.1m).

17 Creditors: amounts falling due within one year

	Group		Parent company	
	2000 £m	1999 (restated) £m	**2000 £m**	1999 £m
Debenture loans (note 19)	**116.3**	42.9	**–**	–
Bank loans (note 19)	**6.4**	35.3	**–**	17.3
Bank overdrafts	**17.2**	20.9	**10.2**	0.1
Finance lease obligations	**2.7**	8.2	**–**	–
Trade creditors	**319.8**	305.8	**–**	0.1
Amounts owed to group undertakings	**–**	–	**56.1**	0.6
Taxation payable	**79.8**	94.3	**2.2**	50.1
Other taxes and social security	**54.3**	58.7	**–**	–
Deferred consideration	**9.4**	23.1	**–**	–
Proposed dividend	**41.3**	36.1	**41.3**	18.9
Other creditors	**106.7**	117.1	**9.1**	9.7
Accruals and deferred income	**243.0**	218.4	**–**	–
	996.9	960.8	**118.9**	96.8

18 Creditors: amounts falling due after more than one year

	Group		Parent company	
	2000 £m	1999 £m	**2000 £m**	1999 £m
Debenture loans (note 19)	**182.9**	229.8	**–**	–
Bank loans (note 19)	**32.2**	162.9	**–**	126.5
Finance lease obligations	**17.6**	17.4	**–**	–
Amounts due to group undertakings	**–**	–	**428.2**	175.9
Deferred consideration	**0.7**	17.2	**–**	–
Other creditors	**4.8**	5.6	**–**	–
	238.2	432.9	**428.2**	302.4

19 Debenture and bank loans

		2000		1999	
Repayment details	Security	**Principal £m**	**Interest rate**	Principal £m	Interest rate
Parent Company					
Money market borrowings repayable 4 January 2000	None	**–**	**–**	17.3	7.02% to 8.25%
Syndicated borrowings repayable 20 August 2004	None	**–**	**–**	126.5	6.35% to 6.68%
Subsidiary undertakings					
Floating rate loan notes, repayable at various dates up to 12 January 2009	None	**49.1**	**4.97% to 9.00%**	42.9	4.36% to 9.00%
US$100m loan notes, repayable 30 September 2001	None	**67.2**	**9.47%**	61.9	9.47%
US$15m loan notes, repayable 6 October 2006	None	**9.9**	**6.76%**	9.1	6.76%
US$90m loan notes, repayable 6 October 2008	None	**59.7**	**6.86%**	54.7	6.86%
US$170m loan notes, repayable 6 October 2010	None	**113.3**	**7.04%**	104.1	7.04%
Other loans	£32.5m (1999: £37.1m) is secured by mortgages or fixed and floating charges over assets	**38.6**	**3.30% to 9.75%**	54.4	0% to 10.50%
		337.8		470.9	

20 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in managing the risks of the Group in its activities is given in the Financial review on pages 25 to 27. The disclosures below exclude short term debtors and creditors.

Interest rate risk profile of financial assets

Floating rate financial assets are bank balances on which interest is received at interest rates fixed in advance for periods ranging up to six months, based on the relevant national LIBOR equivalents. Nil rate financial assets are mainly investments. The interest rate profile, analysed by currency, of financial assets of the Group was as follows:

	Floating rate £m	Nil rate £m	Total £m
31 December 2000			
Sterling	83.8	16.4	**100.2**
US dollar	24.2	35.2	**59.4**
euro	40.1	–	**40.1**
Other	28.0	8.7	**36.7**
	176.1	**60.3**	**236.4**
31 December 1999			
Sterling	212.1	1.6	213.7
US dollar	32.6	35.0	67.6
euro	36.2	1.4	37.6
Other	25.8	7.1	32.9
	306.7	45.1	351.8

Interest rate risk profile of financial liabilities

The interest rate profile, analysed by currency, of debenture and bank loans, bank overdrafts, finance leases and relevant long term creditors was as follows:

					Fixed rate		Nil rate
	Fixed rate £m	Floating rate £m	Nil rate £m	Total £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
31 December 2000							
Sterling	0.5	34.8	–	**35.3**	8.1	0.5	–
US dollar	185.2	76.8	2.9	**264.9**	7.1	8.6	2.5
euro	42.6	28.2	2.0	**72.8**	5.7	6.2	4.2
Other	0.6	6.6	0.6	**7.8**	7.1	1.3	3.9
	228.9	**146.4**	**5.5**	**380.8**	**6.8**	**8.1**	**3.3**
31 December 1999							
Sterling	2.1	161.3	5.8	169.2	8.9	2.2	2.4
US dollar	170.5	100.8	18.3	289.6	7.1	9.6	1.8
euro	43.4	33.3	3.2	79.9	7.2	6.2	2.2
Other	0.6	5.4	0.6	6.6	6.6	1.0	4.1
	216.6	300.8	27.9	545.3	7.1	8.8	2.0

The interest rates shown in the table above take into account various interest rate swaps (including caps and floors) used to manage the interest rate profile of financial liabilities. The floating rate financial liabilities consist primarily of £49.1m (1999: £42.9m) loan notes that bear interest at rates ranging from 0.5% to 1.5% below six month LIBOR and US$100.0m (1999: US$100.0m) loan notes that bear interest at up to 3.4% above three and six month US$ LIBOR; the net rate on the latter at the balance sheet date, after taking account of interest rate swaps, was 9.38% (1999: 8.95%).

20 Derivatives and other financial instruments continued

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, including relevant long term creditors, was as follows:

	2000 £m	1999 £m
Maturing within one year or on demand	**142.6**	108.8
Maturing within one to two years	**7.2**	70.3
Maturing within two to five years	**24.3**	166.9
Maturing after five years	**206.7**	199.3
	380.8	545.3

Borrowing facilities

The Group has various borrowing facilities available. The undrawn committed facilities in respect of which all conditions precedent had been met were as follows:

	2000 £m	1999 £m
Expiring within one year	**–**	133.9
Expiring within one to two years	**–**	77.5
Expiring after two years	**675.0**	151.0
	675.0	362.4

Fair values of financial instruments

The book values and fair values, by category, of the Group's financial assets and financial liabilities were as follows:

	2000		1999	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments				
Short term borrowings and short term portion of long term borrowings	**(142.6)**	**(145.8)**	(107.3)	(107.3)
Long term borrowings	**(232.7)**	**(239.4)**	(410.1)	(405.4)
Long term creditors	**(5.5)**	**(5.5)**	(27.9)	(27.9)
Cash at bank and in hand	**181.6**	**181.6**	309.1	309.1
Current asset investments	**17.8**	**17.8**	6.3	6.3
Other investments	**37.0**	**37.0**	36.4	36.4
Derivative financial instruments held to manage interest rate profile				
Interest rate swaps	**–**	**–**	–	(0.1)
Interest rate caps and floors				
Bought	**0.4**	**3.8**	0.4	7.1
Sold	**(0.4)**	**(3.7)**	(0.4)	(6.9)
Derivative financial instruments held to hedge currency exposure				
Forward foreign exchange contracts				
Buy	**1.5**	**1.5**	(0.5)	(0.5)
Sell	**(1.6)**	**(1.6)**	2.7	2.7
	(144.5)	**(154.3)**	(191.3)	(186.5)

Market values have been used to determine the fair value of interest rate swaps, interest rate caps and floors, and forward foreign exchange contracts. There were no significant differences between the book values and fair values of long term creditors, cash at bank and in hand, current asset investments and other investments. The fair values of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates. The sterling equivalent of the forward foreign exchange buy contracts was £410.7m (1999: £395.9m) and of the sell contracts was £91.6m (1999: £138.0m) expiring over a maximum period of six months (1999: one year).

Currency risk

Structural currency exposures

As explained in the 'Treasury risk management' section of the Financial review on page 27, the Group's objective in managing the currency exposures arising from its net investment overseas is to hedge these exposures with a combination of currency borrowings and forward exchange contracts. Exchange gains and losses arising from structural currency exposures, net of hedges, are recognised in the statement of total recognised gains and losses.

20 Derivatives and other financial instruments continued

Transactional currency exposures

Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the business. These exposures give rise to currency gains and losses recognised in the profit and loss account.

The Group carries on a significant amount of intra-group activity across the world. To control the currency exposures arising from this trading activity, Exel's treasury function ('Group Treasury') operates an intercompany netting system which passes the non-functional currency exchange risk to Group Treasury. The residual exchange risks are hedged by Group Treasury using forward foreign currency contracts. The net foreign currency monetary assets and liabilities are shown below:

Functional currency of group operation	US Dollar £m	euro £m	Other £m	Total £m
31 December 2000				
Sterling	**0.4**	**(4.4)**	**(2.9)**	**(6.9)**
31 December 1999				
Sterling	12.0	–	(10.9)	1.1

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. There are no deferred gains or losses. The market values of the unrecognised gains and losses on financial instruments used for hedging are, at year end rates, expected to be recognised as follows:

	2000			1999		
	Gains £m	**Losses £m**	**Net £m**	Gains £m	Losses £m	Net £m
In the next financial year	3.4	(3.3)	**0.1**	3.5	(2.9)	0.6
In later financial years	–	–	–	3.2	(3.7)	(0.5)
	3.4	**(3.3)**	**0.1**	6.7	(6.6)	0.1
Gains and losses in previous years recognised in the year	**4.6**	**(4.4)**	**0.2**	4.3	(3.7)	0.6

21 Provisions for liabilities and charges

Group	Environmental £m	Surplus properties £m	Insurance £m	Deferred taxation £m	Other £m	Total £m
At 1 January 2000	5.6	14.3	45.6	89.7	26.6	**181.8**
Exchange differences	–	–	1.0	0.1	0.2	**1.3**
Disposals – sale of businesses	–	–	–	(2.1)	(1.2)	**(3.3)**
Charged/(credited) to profit and loss account	(0.2)	(0.3)	36.9	10.5	29.6	**76.5**
Utilised	(0.2)	(4.6)	(34.8)	–	(12.2)	**(51.8)**
Other movements	–	–	–	(3.0)	–	**(3.0)**
At 31 December 2000	**5.2**	**9.4**	**48.7**	**95.2**	**43.0**	**201.5**

The Environmental division operates a number of landfill sites in the UK. Provision is made for the costs of restoring sites to the condition required by planning consents. These provisions will be utilised over the lives of the relevant landfill sites which range from three to 20 years. The amount and timing of these costs may be impacted by a number of factors including the rate of usage of the site, and changes in technology. In determining the provision, the cash flows have been discounted on a pre-tax basis using a discount rate of 7%.

The surplus property provision is in respect of the expected holding costs of properties, to their estimated disposal dates, which are surplus to the requirements of the operating businesses.

The insurance provision is in respect of the costs of claims which are not insured externally, and fall below the excesses on the Group's insurance policies. Claims can take several years to be settled.

Other provisions cover litigation, warranties, merger and integration, and other items. Utilisation of certain of these provisions is likely to occur over several years.

Parent company	Surplus properties £m	Deferred taxation £m	Other £m	Total £m
At 1 January 2000	3.6	20.0	3.9	**27.5**
Transferred to subsidiary undertaking	(2.6)	–	–	**(2.6)**
Charged to profit and loss account	0.8	3.7	1.4	**5.9**
Utilised	(0.7)	–	(0.3)	**(1.0)**
At 31 December 2000	**1.1**	**23.7**	**5.0**	**29.8**

Deferred taxation

Group	Provided 2000 £m	Provided 1999 £m	Not provided 2000 £m	Not provided 1999 £m
Pensions prepayment	**86.2**	76.3	–	–
Accelerated tax depreciation	**9.5**	17.0	**11.4**	17.6
Other (provisions, losses, etc.)	**(5.7)**	(7.9)	**(19.3)**	(13.7)
Capital gains rolled over	**3.4**	3.4	–	–
Overseas dividends receivable	**1.8**	0.9	–	–
	95.2	89.7	**(7.9)**	3.9

In addition to the amounts shown above, advance corporation tax of £4.4m (1999: £5.7m) is available for use against future corporation tax liabilities. No provision has been made for further taxes which could arise if overseas companies were to remit dividends to the UK in excess of those anticipated in these accounts.

Parent company	Provided 2000 £m	Provided 1999 £m	Not provided 2000 £m	Not provided 1999 £m
Pensions prepayment	**23.7**	20.0	–	–
Accelerated tax depreciation	–	–	**7.9**	17.6
Other (provisions, losses, etc.)	–	–	**(5.4)**	–
	23.7	20.0	**2.5**	17.6

22 Share capital

Ordinary shares of 27 $^{7}/_{9}$p each

Authorised share capital	m	£m
At 1 January 2000	192.0	53.3
Increased on merger	192.0	53.3
At 31 December 2000	**384.0**	**106.6**

	Group		Parent Company	
Allotted, called up and fully paid share capital	m	£m	m	£m
At 1 January 2000				
Ocean Group plc	146.1	40.6	146.1	40.6
Former Exel plc – equivalent	146.1	40.6		
At 1 January 2000 – as restated	292.2	81.2		
Shares allotted on merger			150.8	41.9
Other share allotments				
Ocean Group plc	0.6	0.1	0.6	0.1
Former Exel plc – equivalent				
Allotted to the QUEST	0.9	0.2		
Other	3.8	1.1		
At 31 December 2000	**297.5**	**82.6**	**297.5**	**82.6**

Following the merger between Ocean Group plc and former Exel plc, the Company issued 150,759,548 shares in exchange for former Exel plc shares in issue at the date of the merger, together with former Exel plc options which were exercised immediately following the merger under the terms of that company's share option schemes.

During the year, a number of options granted under the Company's share option schemes were exercised at a range of prices between 215p and 966p, as a result of which 587,517 shares were issued.

The following options over ordinary shares remained outstanding at 31 December 2000:

	Number of shares '000	Subscription price per share p	Period over which exercisable	Number of shares '000	Subscription price per share p	Period over which exercisable
Savings-Related Share Option	13	258	2001	112	626	2001/2002
Scheme 1992	31	215	2001/2002	112	626	2003/2004
	41	287	2001	92	626	2005/2006
	26	287	2002/2003	119	819	2002/2003
	105	374	2001/2002	70	819	2004/2005
	47	374	2003/2004	41	819	2006/2007
	21	430	2001	570	944	2003/2004
	121	430	2002/2003	545	944	2005/2006
	56	430	2004/2005	285	944	2007/2008
Share Option Scheme 1984	6	294	2001/2004	50	249	2001/2004
Savings-Related Share Option	405	552	2001/2002	333	476	2003/2004
Scheme 1996	285	476	2001/2002			
All Employee Share Option Scheme 1992	5	681	2001/2004	22	598	2001/2006
	10	588	2001/2005			
Share Option Scheme 1992	121	966	2001/2004	71	598	2001/2006
	22	681	2001/2004	10	634	2001/2006
	17	588	2001/2005			

22 Share capital continued

	Number of shares '000	Subscription price per share p	Period over which exercisable	Number of shares '000	Subscription price per share p	Period over which exercisable
Share Option Scheme 1994						
– UK scheme	40	375	2001/2005	10	798	2001/2008
	10	423	2001/2006	279	784	2001/2008
	42	453	2001/2006	88	871	2002/2009
	59	486	2001/2007	297	1053	2002/2009
	108	537	2001/2007	234	1230	2003/2010
	247	702	2001/2008	633	1121	2003/2010
– Overseas scheme	8	305	2001/2005	211	702	2001/2008
	9	375	2001/2005	245	784	2001/2008
	22	423	2001/2006	188	871	2002/2009
	34	453	2001/2006	406	1053	2002/2009
	65	486	2001/2007	450	1230	2003/2010
	117	537	2001/2007	1,093	1121	2003/2010

The options above constitute 2.9% of the issued shares of the Company. Shares are held by the QUESTs, ESOS and ESOP to satisfy 2,789,647 shares related to the above options (note 13).

23 Reserves

Group	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2000						
Ocean Group plc	56.8	–	–	103.5	178.9	**339.2**
Former Exel plc	7.9	54.7	–	–	364.7	**427.3**
Merger adjustment – share premium	(7.9)	–	7.9	–	–	–
Merger adjustment – share capital	–	–	(5.5)	–	–	**(5.5)**
Accounting policy alignment	–	(54.7)	–	–	–	**(54.7)**
Merged reserves	56.8	–	2.4	103.5	543.6	**706.3**
Prior year adjustment – UITF 24	–	–	–	–	(9.3)	**(9.3)**
At 1 January 2000 – as restated	**56.8**	**–**	**2.4**	**103.5**	**534.3**	**697.0**
Profit for the financial year	–	–	–	–	17.3	**17.3**
Dividends	–	–	–	–	(61.4)	**(61.4)**
	–	–	–	–	(44.1)	**(44.1)**
Shares allotted						
Ocean Group plc	2.6	–	–	–	–	**2.6**
Former Exel to date of merger						
Allotted to the QUEST	8.5	–	–	–	(5.0)	**3.5**
Other	40.0	–	–	–	–	**40.0**
Merger adjustment	(48.5)	–	48.3	–	–	**(0.2)**
Cost of allotment of shares on merger	(9.5)	–	–	–	9.5	**–**
Exchange differences	–	–	–	–	(0.3)	**(0.3)**
Tax on exchange differences	–	–	–	–	2.9	**2.9**
Goodwill released on disposals	–	–	–	–	39.9	**39.9**
Adjustments to goodwill previously written off	–	–	–	–	(6.9)	**(6.9)**
Movements in the year	**(6.9)**	**–**	**48.3**	**–**	**(4.0)**	**37.4**
At 31 December 2000	**49.9**	**–**	**50.7**	**103.5**	**530.3**	**734.4**

The cumulative goodwill on acquisitions which has been taken to reserves is £197.9m (1999: £230.9m).

23 Reserves continued

Parent company	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2000	**56.8**	**103.5**	**357.9**	**518.2**
Profit for the financial year	–	–	70.4	**70.4**
Dividends	–	–	(61.4)	**(61.4)**
	–	–	9.0	**9.0**
Shares allotted	2.6	–	–	**2.6**
Cost of allotment of shares on merger	(9.5)	–	9.5	**–**
Exchange differences	–	–	1.1	**1.1**
Tax on exchange differences	–	–	2.9	**2.9**
Movements in the year	**(6.9)**	**–**	**22.5**	**15.6**
At 31 December 2000	**49.9**	**103.5**	**380.4**	**533.8**

As permitted by Section 230 of the Companies Act 1985, the profit and loss account for the Company has not been included in these accounts.

24 Financial commitments

	Group	
	2000 £m	1999 £m
Contracted capital commitments	**15.6**	32.4

The Company had no capital commitments.

Operating leases

There were commitments during the next financial year in respect of non-cancellable operating leases as follows:

	2000		1999	
Group	**Land and buildings £m**	**Vehicles, plant and equipment £m**	Land and buildings £m	Vehicles, plant and equipment £m
Operating leases which expire				
Within one year	**19.4**	**6.9**	18.7	6.0
Between one and five years	**68.2**	**18.3**	51.6	23.9
After five years	**37.7**	**1.6**	38.2	2.3
	125.3	**26.8**	108.5	32.2
Total commitments were as follows:				
Amounts payable				
Within one year	**125.3**	**26.8**	108.5	32.2
Between one and five years	**244.7**	**36.6**	263.8	40.7
After five years	**247.5**	**0.8**	237.3	1.2
	617.5	**64.2**	609.6	74.1

	Land and buildings	
Parent company	**2000 £m**	1999 £m
Operating leases which expire		
Between one and five years	–	0.2
After five years	–	2.4
	–	2.6
Total commitments were as follows:		
Amounts payable		
Within one year	–	2.6
Between one and five years	–	10.0
After five years	–	7.3
	–	19.9

A large proportion of operating leases in respect of land and buildings is subject to rent reviews.

25 Contingent liabilities

The nature of the Group's business and the extent of its operations are such that its operating companies are from time to time involved in legal proceedings, as plaintiff or defendant. No such current proceedings are expected to have a material effect on the Group. Certain of the Group's banking arrangements also include cross guarantees between Group companies. The Group has contingent liabilities of £14.2m (1999: £13.2m) principally for guarantees in connnection with performance bonds.

The Company has guaranteed certain bank and other credit facilities of subsidiary undertakings, amounting at the year end to £187.3m (1999: £129.4m). These guarantees are typically for overdraft facilities, certain operating leases, and customs and airline credit facilities. For VAT purposes the Company is grouped with certain subsidiary undertakings in the Exel VAT group; under this arrangement the Company has a joint and several liability for amounts due by those undertakings to HM Customs and Excise.

26 Acquisitions

The principal acquisitions during the year were:
- In March 2000, 100% of the shares of Aerocar AB were acquired. The consideration consisted of a cash payment of £2.5m and deferred consideration of £1.4m.
- In December 2000, the business of the Total Logistics Company was acquired. The consideration consisted of a cash payment of £11.6m and deferred consideration of £0.6m.

Adjustments to the book value of net assets acquired are shown below. These are provisional pending finalisation of the fair value review of the acquired businesses.

	Book value £m	Accounting policy adjustments £m	Fair value to Group £m
Tangible fixed assets	4.3	(0.2)	**4.1**
Net debt	(0.4)	–	**(0.4)**
Other current assets	6.8	–	**6.8**
Other current liabilities	(7.9)	–	**(7.9)**
	2.8	**(0.2)**	**2.6**
Goodwill			**18.0**
Consideration and costs			**20.6**

Consideration comprised:	
Net cash paid	**18.2**
Deferred consideration	**2.4**
	20.6

The finalisation of the fair values and an adjustment to the deferred consideration for 1999 and 1998 acquisitions have resulted in a £3.1m reduction in goodwill (note 9).

Adjustments to the deferred consideration for acquisitions where the goodwill was previously written off have resulted in a £6.9m increase in goodwill taken to reserves (note 23).

27 Business disposals

The disposals during the year were:
- In February 2000, Cory Towage was sold.
- In October 2000, Exel Froid was sold.

	£m
Net assets disposed	
Intangible assets – goodwill	**0.5**
Tangible fixed assets	**68.0**
Net cash	**2.3**
Other current assets	**28.9**
Other current liabilities	**(23.7)**
Provisions	**(3.3)**
Goodwill previously written off to reserves	**39.9**
	112.6
Net proceeds	**73.2**
Loss on disposal	**(39.4)**

	2000 £m	1999 £m
Movements in provisions		
Insurance	**2.1**	(1.9)
Surplus property	**(4.9)**	(1.1)
Other	**4.2**	(2.6)
	1.4	(5.6)

	2000 £m	1999 £m
Movements in working capital		
Stocks	**(0.8)**	(0.9)
Debtors	**(45.2)**	(131.3)
Creditors	**40.2**	80.9
	(5.8)	(51.3)

	2000 £m	1999 £m
Returns on investment and servicing of finance		
Interest received	**19.2**	16.8
Interest paid	**(36.4)**	(32.3)
Cost of debt raised	**–**	(1.0)
Dividends paid to minority shareholders	**(10.1)**	(3.4)
Non-equity dividends paid to shareholders	**–**	(0.2)
	(27.3)	(20.1)

	2000 £m	1999 £m
Purchase of subsidiary undertakings		
Consideration and costs	**(18.2)**	(175.9)
Net cash/(overdrafts) in acquired businesses	**1.1**	(14.0)
Deferred consideration	**(37.1)**	(11.5)
	(54.2)	(201.4)

	2000 £m	1999 £m
Sale of businesses		
Consideration less costs	**73.2**	226.7
Net cash in disposed businesses	**(4.8)**	(4.7)
Previous deferred consideration received	**–**	0.8
	68.4	222.8

	2000 £m	1999 £m
Financing		
Allotment of shares	**2.7**	9.9
Issue of shares by former Exel	**10.3**	–
Debt falling due within one year		
Additions	**1.1**	27.1
Repayments	**(27.4)**	(14.6)
Debt falling due after more than one year		
Additions	**16.0**	131.5
Repayments	**(143.1)**	(1.4)
Receipts in respect of foreign currency hedges	**6.8**	5.8
Capital element of finance lease rental payments	**(5.1)**	(5.1)
Return of surplus capital to shareholders including costs	**–**	(6.4)
	(138.7)	146.8

Analysis of net debt	At 1 Jan 2000 £m	Cash flow £m	Acquisitions and disposal of businesses £m	New leases £m	Exchange differences £m	At 31 Dec 2000 £m
Cash at bank and in hand	309.1	(133.2)			5.7	**181.6**
Overdrafts	(20.9)	3.7			–	**(17.2)**
	288.2	(129.5)			5.7	**164.4**
Loans	(470.9)	153.4	(0.7)	–	(19.6)	**(337.8)**
Finance leases	(25.6)	5.1	1.7	(0.5)	(1.0)	**(20.3)**
Current asset investments	6.3	11.1	–	–	0.4	**17.8**
Total	**(202.0)**	**40.1**	**1.0**	**(0.5)**	**(14.5)**	**(175.9)**

28 Group cash flow statement continued

Discontinued operations

The principal cash flows relating to discontinued businesses were as follows:

		2000		1999
	£m	£m	£m	£m
Operating (loss)/profit before exceptional items		**(6.3)**		34.2
Depreciation and amortisation		**3.3**		16.3
Profit on disposal of tangible fixed assets		**(0.2)**		(1.6)
Share of profit of associated undertakings		**–**		(0.3)
Movements in provisions		**0.8**		1.2
Movements in working capital		**0.5**		(2.0)
Net cash (outflow)/inflow from operating activities		**(1.9)**		47.8
Interest paid (net)		**(0.7)**		(6.2)
Tax paid		**(1.0)**		(6.4)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(3.3)**		(23.6)	
Sale of tangible fixed assets	**0.6**		5.0	
Net cash outflow for capital expenditure and financial investment		**(2.7)**		(18.6)
Free cash flow		**(6.3)**		16.6
Cash outflow for acquisitions		**(0.1)**		(5.5)
Net cash (outflow)/inflow before financing		**(6.4)**		11.1

29 Business merger

On 4 May 2000, Ocean Group and former Exel merged their businesses. This was effected by way of an offer made by Ocean Group for the whole of the issued share capital of former Exel, being 543.5m ordinary shares of 6 2/3p each, for a consideration of 150.8m ordinary shares of 27 7/9p each, the fair value of which amounted to £1,832m.

Alignment of accounting policies

Prior to the merger, the former Exel plc's policy was to revalue freehold and long leasehold buildings to existing use value. Following the merger, all land and buildings are carried in the balance sheet at historical cost less any impairment. The impact of this adjustment on the balance sheet at 30 April 2000 (the nearest practical date to the date of the merger) is a reduction in tangible assets and shareholders' funds of £54.6m. The effect in the year ended 31 December 2000 has been to reduce the depreciation charge and increase operating profit by £0.4m (1999: £0.5m).

Group statement of total recognised gains and losses

		2000		1999 (restated)
	£m	£m	£m	£m
Profit for the financial year				
Ocean Group to date of merger	**29.3**		49.1	
Former Exel to date of merger	**19.2**		152.8	
Accounting policy alignments	**0.1**		0.5	
Exel from date of merger	**(31.3)**		–	
		17.3		202.4
Exchange differences				
Ocean Group to date of merger	**(0.3)**		(2.1)	
Former Exel to date of merger	**3.2**		2.5	
Exel from date of merger	**(3.2)**		–	
		(0.3)		0.4
Tax on exchange differences				
Former Exel to date of merger	**–**		(0.2)	
Exel from date of merger	**2.9**		–	
		2.9		(0.2)
Total gains and losses relating to the year		**19.9**		202.6
Prior year adjustment - UITF 24		**(9.3)**		
Total gains and losses recognised in the year		**10.6**		

Analysis of consolidated profit and loss account for the year ended 31 December 2000

	Ocean Group to 30 April £m	Former Exel to 30 April £m	Accounting policy alignments £m	Exel 8 months ended 31 Dec £m	Total £m
Turnover					
Continuing operations: Group and share of joint ventures' turnover	729.1	593.6	–	3,009.8	**4,332.5**
Discontinued operations	6.2	30.5	–	43.2	**79.9**
	735.3	624.1	–	3,053.0	**4,412.4**
Less: share of joint ventures' turnover	–	(8.8)	–	(17.1)	**(25.9)**
Group turnover	**735.3**	**615.3**	**–**	**3,035.9**	**4,386.5**
Operating profit					
Continuing operations	17.0	35.2	0.1	142.8	**195.1**
Discontinued operations	1.8	(1.8)	–	(6.3)	**(6.3)**
Group operating profit before exceptional items	18.8	33.4	0.1	136.5	**188.8**
Share of operating profit in joint ventures	–	0.1	–	1.4	**1.5**
Share of operating profit in associated undertakings					
Continuing operations	0.7	–	–	0.9	**1.6**
Total operating profit	19.5	33.5	0.1	138.8	**191.9**
Share of joint venture profit on disposal of fixed assets	–	–	–	25.9	**25.9**
Profit on disposals of fixed assets in continuing operations	–	2.1	–	1.4	**3.5**
(Loss)/profit on disposals of discontinued operations	19.3	–	–	(58.7)	**(39.4)**
Costs of reorganisation in continuing operations	–	–	–	(80.9)	**(80.9)**
Profit on ordinary activities before interest	38.8	35.6	0.1	26.5	**101.0**
Net interest	(3.6)	(2.2)	–	(9.9)	**(15.7)**
Profit on ordinary activities before taxation	35.2	33.4	0.1	16.6	**85.3**
Tax on profit on ordinary activities	(5.6)	(11.4)	–	(40.6)	**(57.6)**
Profit/(loss) on ordinary activities after taxation	29.6	22.0	0.1	(24.0)	**27.7**
Equity minority interests	(0.3)	(2.8)	–	(7.3)	**(10.4)**
Profit/(loss) for the financial period	29.3	19.2	0.1	(31.3)	**17.3**
Dividends	–	–	–	(61.4)	**(61.4)**
Transferred (from)/to reserves	**29.3**	**19.2**	**0.1**	**(92.7)**	**(44.1)**

Profit/(loss) for the financial period					
Earnings before goodwill and exceptional items	14.6	17.2	0.1	88.3	**120.2**
Goodwill amortisation	(4.6)	(0.1)	–	(9.7)	**(14.4)**
Exceptional items	19.3	2.1	–	(112.3)	**(90.9)**
Tax on exceptional items	–	–	–	2.4	**2.4**
Profit/(loss) for the financial period	**29.3**	**19.2**	**0.1**	**(31.3)**	**17.3**

29 Business merger continued

Analysis of consolidated profit and loss account for the year ended 31 December 1999

	Ocean Group £m	Former Exel £m	Accounting policy alignments £m	Total £m
Turnover				
Continuing operations: Group and share of joint ventures' turnover	1,737.6	1,752.0	–	**3,489.6**
Discontinued operations	33.6	754.7	–	**788.3**
	1,771.2	2,506.7	–	**4,277.9**
Less: share of joint ventures' turnover	–	(15.3)	–	**(15.3)**
Group turnover	1,771.2	2,491.4	–	**4,262.6**
Operating profit				
Continuing operations	65.5	109.2	0.5	**175.2**
Discontinued operations	10.9	23.0	–	**33.9**
Group operating profit before exceptional items	76.4	132.2	0.5	**209.1**
Share of operating profit in joint ventures	–	0.8	–	**0.8**
Share of operating profit in associated undertakings				
Continuing operations	1.3	–	–	**1.3**
Discontinued operations	0.3	–	–	**0.3**
Total operating profit before exceptional items	78.0	133.0	0.5	**211.5**
Exceptional operating costs	(3.8)	(6.5)	–	**(10.3)**
Total operating profit	74.2	126.5	0.5	**201.2**
Profit on disposals of fixed assets in continuing operations	–	1.5	–	**1.5**
Profit on disposals of discontinued operations	–	95.6	–	**95.6**
Costs of reorganisation in continuing operations	–	(5.6)	–	**(5.6)**
Profit on ordinary activities before interest	74.2	218.0	0.5	**292.7**
Net interest	(1.6)	(15.6)	–	**(17.2)**
Profit on ordinary activities before taxation	72.6	202.4	0.5	**275.5**
Tax on profit on ordinary activities	(22.8)	(42.0)	–	**(64.8)**
Profit on ordinary activities after taxation	49.8	160.4	0.5	**210.7**
Equity minority interests	(0.7)	(7.6)	–	**(8.3)**
Profit for the financial year	49.1	152.8	0.5	**202.4**
Dividends - including non-equity	(28.2)	(28.7)	–	**(56.9)**
Transferred to reserves	20.9	124.1	0.5	**145.5**

Book amount of net assets at the time of the merger

	Ocean Group £m	Former Exel £m	Total £m
Book amount of net assets at the time of the merger	410.3	497.3	**907.6**
Accounting policy alignments	–	(54.6)	**(54.6)**
Restated net assets at the time of the merger	**410.3**	**442.7**	**853.0**

30 Parent company balance sheet of Exel plc (formerly Ocean Group plc) at 31 December 2000

	Note	2000 £m	1999 £m
Fixed assets			
Tangible assets	10	**5.8**	6.1
Investments			
Subsidiary undertakings	12	**200.5**	169.8
Own shares	13	**22.7**	14.3
		229.0	190.2
Current assets			
Debtors			
Amounts falling due within one year	14	**103.1**	32.1
Amounts falling due after more than one year	15	**825.9**	761.8
		929.0	793.9
Cash at bank and in hand		**35.3**	1.4
		964.3	795.3
Creditors: amounts falling due within one year	17	**(118.9)**	(96.8)
Net current assets		**845.4**	698.5
Total assets less current liabilities		**1,074.4**	888.7
Creditors: amounts falling due after more than one year	18	**(428.2)**	(302.4)
Provisions for liabilities and charges	21	**(29.8)**	(27.5)
		616.4	558.8
Capital and reserves			
Called up share capital	22	**82.6**	40.6
Share premium account	23	**49.9**	56.8
Capital redemption reserve	23	**103.5**	103.5
Profit and loss account	23	**380.4**	357.9
Equity shareholders' funds		**616.4**	558.8

Approved by the Board on 2 March 2001 and signed on its behalf
J M Allan Chief Executive
D J Finch Group Finance Director

31 Subsidiary undertakings

The following are the Group's principal operating subsidiary undertakings, all of which are held indirectly by Exel plc. Unless otherwise stated, the holdings are 100% of ordinary shares, with the effective equity interest being the same as the percentage holding, and are in respect of subsidiary undertakings which are incorporated in Great Britain. Except where stated otherwise, companies operate principally in their country of incorporation and have principal activities as shown.

	Country of incorporation
Logistics	
Europe	
Exel Belgium NV	Belgium
Exel Europe Ltd	
Exel GmbH	Germany
Exel Holdings (Nederland) BV	The Netherlands
Exel Logistics SA	Spain
Exel Services Holdings (Nederland) BV	The Netherlands
Exel Walsh Western (Holdings) Ltd	Ireland
Higgs International Ltd	
McGregor Cory Ltd (trading as MSAS McGregor Cory Logistics)	
Mercury International Ltd	
MSAS Global Logistics (Germany) GmbH	Germany
MSAS Global Logistics (Italy) SpA	Italy
MSAS Global Logistics (UK) Ltd	
Tradeteam Ltd (50.1%)	
Americas	
Exel Direct Inc	USA
Exel Inc	USA
Mark VII Inc	USA
MSAS Global Logistics Inc	USA
Skyking Freight Systems Inc (trading as North American Logistics)	USA
Asia Pacific	
Exel Hong Kong Ltd	Hong Kong
Exel Japan Ltd	Japan
Exel Logistics (Far East) Ltd	Thailand
Exel Singapore Pte Ltd	Singapore
Environmental	
Cory Environmental Ltd	

Shareholder analysis as at 28 February 2001

Size of holding	Number of holders	%	Number of shares	%
1 – 100	6,198	21.95	280,104	0.10
101 – 500	9,463	33.52	2,563,182	0.86
501 – 1,000	4,311	15.27	3,103,363	1.04
1,001 – 5,000	5,777	20.46	12,589,085	4.23
5,001 – 10,000	983	3.48	6,960,218	2.34
10,001 – 50,000	982	3.48	20,789,090	6.99
50,001 – 100,000	181	0.64	12,773,881	4.29
100,001 – 500,000	231	0.82	49,421,174	16.61
500,001 and over	106	0.38	189,040,376	63.54
	28,232	100.00	297,520,473	100.0

Capital gains tax
A note for shareholders on the taxation of chargeable gains following the merger of Ocean Group plc and former Exel plc is available on request from the Secretarial Department (Telephone: +44 1344 744525). The note has been prepared for guidance only and shareholders should take their own advice on their individual tax position.

Share price information
The latest share price information is available on the Exel website, Ceefax, Teletext and the Cityline service operated by the Financial Times (Telephone: 0906 843 3545).

Internet communications
Shareholders may elect to receive notice of shareholder communications, such as Annual and Interim Reports and notice of shareholder meetings, by e-mail by registering with the Shareview service operated by the Registrar. To register, shareholders should log on to www.shareview.co.uk and complete the online registration process. The service also allows shareholders to check their holdings online.

Enquiries on shareholdings
All administrative enquiries relating to shareholdings should, in the first instance, be directed to the Registrar.

Dividend reinvestment plan ('DRIP')
The Company operates a dividend reinvestment plan. This enables shareholders to use the whole of their cash dividends to buy additional shares in the Company in the market at competitive dealing rates. Full details of the plan can be obtained from the Registrar.

Financial calendar	2001
Preliminary announcement of 2000 results and final dividend	5 March
Ex-dividend date	21 March
Dividend record date	23 March
Annual report posted	23 March
Last date for shareholders to elect for DRIP	23 April
Annual General Meeting	26 April
Payment of 2000 final dividend	15 May
Announcement of 2001 interim results and dividend	July
Payment of 2001 interim dividend	November

Low cost share dealing service
This service has been established with the Company's brokers, Cazenove & Co. It is designed to provide shareholders with a simple, low cost way of buying and selling Exel shares.

Further information, including the necessary forms, can be obtained from Cazenove & Co, Corporate Dealing Department, 12 Tokenhouse Yard, London EC2R 7AN
(Telephone: +44 20 7606 1768).

Individual Savings Accounts (ISAs)
The Company does not operate a branded ISA but the opportunity to invest in the Company's shares through an ISA is available from various providers on a self select basis.

Unsolicited mail
The law obliges the Company to make its register of members available to other organisations and, as a consequence, some shareholders may receive unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, FREEPOST 22, London W1E 7EZ which will then notify the bodies which support its service.

Annual General Meeting
The Annual General Meeting will be held on Thursday 26 April 2001 at 12 noon in the Churchill Auditorium of The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Company Secretary
T Fallowfield

Registered office
Ocean House, The Ring, Bracknell, Berkshire RG12 1AN
Telephone: +44 1344 302000.

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3970 (from within the UK)
or +44 121 433 8000 (from outside the UK).

Auditors
Ernst & Young
Becket House
1 Lambeth Palace Road
London SE1 7EU

Stockbrokers
Cazenove & Co
12 Tokenhouse Yard
London EC2R 7AN

ABN Amro Hoare Govett
250 Bishopsgate
London EC2M 4AA

Exel website
For additional information, visit our website at www.exel.com

Head Office:
Exel plc
Ocean House
The Ring
Bracknell, RG12 1AN
UK
Telephone +44 1344 302000

Headquarters, Consumer,
Retail & Healthcare – Europe:
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes, MK9 1EQ
UK
Telephone +44 1908 244000

Headquarters, Consumer,
Retail & Healthcare – Americas:
Exel
501 West Schrock Road
Westerville
Ohio, OH 43081
USA
Telephone +1 614 890 1730

Headquarters, Technology
and Global Freight Management:
Exel
4120 Point Eden Way, Suite 200
Hayward
California, CA 94545
USA
Telephone +1 510 731 3333

Headquarters, Asia Pacific:
Exel
7 Changi South Street 2
#03-00
Singapore 486415
Telephone +65 545 1833

Designed and produced
by williams and phoa
Main photography by Adrian Fisk
Board photography by Peter Wood
Printed in the UK